Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

by and among

FIRST HAWAIIAN, INC.,

TRICO BANCSHARES,

and

HORIZON MERGER SUB, INC.

Dated as of July 12, 2026

TABLE OF CONTENTS

Page

Article 1 MERGERS		2

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of Stock	3
1.6	Treatment of Company Equity Awards	4
1.7	Articles of Incorporation and Bylaws	5
1.8	Merger Sub Directors and Officers	5
1.9	Second Step Merger	6
1.10	Bank Merger	7

Article 2 DELIVERY OF MERGER CONSIDERATION		7

2.1	Delivery of Merger Consideration	7
2.2	Exchange Procedures	7

Article 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10

3.1	Corporate Organization	10
3.2	Capitalization	12
3.3	Authority; No Violation	14
3.4	Consents and Approvals	15
3.5	Reports	16
3.6	Financial Statements	17
3.7	Broker’s Fees	17
3.8	Absence of Changes	18
3.9	Compliance with Applicable Law	18
3.10	State Takeover Laws	19
3.11	Company Benefit Plans	20
3.12	Opinion	22
3.13	Company Information	22
3.14	Legal Proceedings	23
3.15	Material Contracts	23
3.16	Environmental Matters	26
3.17	Taxes	27
3.18	Reorganization	29
3.19	Intellectual Property; Information Security	29
3.20	Properties	33
3.21	Insurance	34
3.22	Accounting and Internal Controls	34
3.23	Risk Management Instruments	36

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3.24	Loan Matters	36
3.25	Community Reinvestment Act Compliance	37
3.26	Investment Securities	37
3.27	Related Party Transactions	38
3.28	Labor	38
3.29	No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary	39
3.30	No Additional Representations	39

Article 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		40

4.1	Corporate Organization	40
4.2	Capitalization	42
4.3	Authority; No Violation	43
4.4	Consents and Approvals	44
4.5	Reports	44
4.6	Financial Statements	45
4.7	Broker’s Fees	46
4.8	Absence of Changes	46
4.9	Compliance with Applicable Law	46
4.10	State Takeover Laws	48
4.11	Parent Benefit Plans	48
4.12	Opinion	49
4.13	Parent Information	49
4.14	Legal Proceedings	49
4.15	Material Contracts	50
4.16	Taxes	50
4.17	Intellectual Property; Information Security and Technology	52
4.18	Properties	54
4.19	Environmental Matters	54
4.20	Insurance	55
4.21	Accounting and Internal Controls	55
4.22	Risk Management Instruments	56
4.23	Loan Matters	56
4.24	Community Reinvestment Act Compliance	57
4.25	Related Party Transactions	57
4.26	Investment Securities	57
4.27	Reorganization	57
4.28	Labor	57
4.29	No Additional Representations	58

Article 5 COVENANTS RELATING TO CONDUCT OF BUSINESS		59

5.1	Conduct of Businesses Prior to the Effective Time	59
5.2	Company Forbearances	59
5.3	Parent Forbearances	65

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Article 6 ADDITIONAL AGREEMENTS		65

6.1	Regulatory Matters	65
6.2	Reasonable Best Efforts	68
6.3	Access to Information	68
6.4	Shareholder Approval and Stockholder Approval	69
6.5	Nasdaq Listing	71
6.6	Employee Matters	71
6.7	Indemnification; Directors’ and Officers’ Insurance	74
6.8	Exemption from Liability Under Rule 16(b)-3	75
6.9	Acquisition Proposals	76
6.10	Takeover Laws	78
6.11	Notification of Certain Matters	78
6.12	Litigation	78
6.13	Treatment of Company Debt	79
6.14	Third-Party Consents and Agreements	79
6.15	Certain Tax Matters	80
6.16	Merger Sub	81
6.17	Change in Structure	81
6.18	Dividends	81
6.19	Corporate Governance	82
6.20	Additional Agreements	82
6.21	Restructuring Efforts	82

Article 7 CONDITIONS PRECEDENT		82

7.1	Conditions to Each Party’s Obligation to Effect the Merger	82
7.2	Conditions to Obligations of Parent and Merger Sub	83
7.3	Conditions to Obligations of Company	84

Article 8 TERMINATION AND AMENDMENT		85

8.1	Termination	85
8.2	Effect of Termination	86
8.3	Fees and Expenses	88
8.4	Amendment	88
8.5	Extension; Waiver	89

Article 9 GENERAL PROVISIONS		89

9.1	Non-survival of Representations, Warranties and Agreements	89
9.2	Notices	89
9.3	Interpretation	90
9.4	Counterparts	91
9.5	Entire Agreement	91
9.6	Governing Law; Jurisdiction	91
9.7	Waiver of Jury Trial	91

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9.8	Publicity	92
9.9	Assignment; Third-Party Beneficiaries	92
9.10	Specific Performance	93
9.11	Confidential Supervisory Information	93

Exhibit A – Form of Bank Merger Agreement

Exhibit B – Form of Voting Agreement

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INDEX OF DEFINED TERMS

Section
Accelerated Company PSU	1.6(a)
Acquisition Proposal	6.9(a)
Adjusted PSU	1.6(a)
Adjusted RSU	1.6(c)
Affiliate	3.14
Agreement	Preamble
Approvals	6.1(b)
Bank Merger	Recitals
Bank Merger Agreement	1.10
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
BOLI	3.21(b)
Book-Entry Share	1.5(d)
Business Day	9.3
California Second Step Merger Filing	1.9(a)
California Secretary	1.3
CCC	1.1
Certificate	1.5(d)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Articles	3.1(b)
Company Benefit Plan	3.11(a)
Company Bank	Recitals
Company Board	1.6(e)
Company Board Recommendation	6.4(a)
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Common Stock	3.2(a)
Company Designated Directors	6.19
Company Disclosure Schedule	Article 3
Company Equity Awards	1.6(f)(i)
Company ESOP	3.11(l)
Company Insider	3.28(d)
Company IT Assets	3.19(m)(i)
Company Leased Properties	3.20
Company Loans	3.24(a)
Company Owned Intellectual Property	3.19(m)(ii)
Company Owned Properties	3.20
Company Preferred Stock	3.2(a)
Company PSUs	1.6(f)(ii)

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Section
Company Real Property	3.20
Company Recommendation Change	6.4(a)
Company SEC Reports	3.5(b)
Company Shareholder Approval	3.3(a)
Company Special Meeting	3.4
Company Stock Plans	1.6(f)(ii)
Confidentiality Agreement	6.3(b)
Continuing Company PSU	1.6(b)
Continuing Company RSU	1.6(c)
Continuing Employee	6.6(a)
D&O Insurance	6.7(b)
Delaware Second Step Merger Filing	1.9(a)
DGCL	1.9(a)
Effective Time	1.3
Environmental Laws	3.16
ERISA	3.11(a)
ERISA Affiliate	3.11(f)
ESOP Amendment	6.6(d)(i)
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
Exchanged Shares	2.2(a)
FDIC	3.1(c)
Federal Reserve	3.4
First Step Merger Filings	1.3
Form S-4	3.4
GAAP	3.6(a)
Generative AI Tool	3.19(m)(iii)
Governmental Entity	3.4
Hazardous Substance	3.16
Indemnified Parties	6.7(a)
Inputs	3.19(m)(iv)
Intellectual Property	3.19(m)(v)
IRS	3.17(b)
IRS Determination	6.6(d)(iii)
IT Assets	3.19(m)(vi)
Joint Proxy Statement/Prospectus	3.4
Knowledge of Parent	9.3
Knowledge of the Company	9.3
Last Condition Satisfaction Date	1.2
Law	3.3(b)
Lease	3.20

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Section
Letter of Transmittal	2.2(a)
Liens	3.2(e)
Malicious Code	3.19(m)(vii)
Material Adverse Effect	3.1(a)
Material Contract	3.15(a)
Materially Burdensome Regulatory Condition	6.1(d)
Merger	Recitals
Merger Consideration	1.5(a)
Merger Sub	Preamble
Merger Sub Board	4.3(a)
Merger Sub Common Stock	1.5(c)
Mergers	Recitals
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Nasdaq	2.2(f)
Parent	Preamble
Parent Bank	Recitals
Parent Benefit Plan	4.11(a)
Parent Board	1.9(f)
Parent Board Recommendation	6.4(c)
Parent Bylaws	1.9(e)
Parent Capitalization Date	4.2(a)
Parent Certificate	1.9(d)
Parent Common Stock	4.2(a)
Parent Contract	4.15(a)
Parent Disclosure Schedule	Article 4
Parent Equity Awards	4.2(a)
Parent ESPP	4.2(a)
Parent Insider	4.28(d)
Parent IT Assets	4.17(a)
Parent Loans	4.23
Parent Non-Voting Common Stock	4.2(a)
Parent Owned Intellectual Property	4.17(a)
Parent Owned Properties	4.18
Parent Preferred Stock	4.2(a)
Parent PSUs	4.2(a)
Parent Real Property	4.18
Parent Recommendation Change	6.4(c)
Parent RSA	4.2(a)
Parent RSUs	4.2(a)
Parent SEC Reports	4.5(b)
Parent Share Issuance	3.4
Parent Special Meeting	3.4
Parent Stockholder Approval	4.3(a)

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Section
Parent Stock Plan	4.2(a)
Pass-Through Vote	6.4(b)
PBGC	3.11(g)
Performance End Date	1.6(a)
Permitted Encumbrances	3.17(f)
Person	9.3
Personal Information	3.19(m)(viii)
Premium Cap	6.7(b)
Privacy and Security Requirements	3.19(m)(ix)
Process	3.19(m)(x)
Registered	3.19(m)(xi)
Regulatory Agencies	3.5(a)
Regulatory Agreement	3.9(c)
Release	3.16
Representatives	6.9(a)
Requisite Regulatory Approvals	6.1(b)
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Second Effective Time	1.9(a)
Second Step Merger	Recitals
Second Step Merger Filings	1.9(a)
Securities Act	3.2(c)
Software	3.19(m)(xii)
Specified Date	8.1(c)
Subsidiary	3.1(c)
Surviving Corporation	Recitals
Surviving Entity	Recitals
Takeover Laws	3.10
Tax	3.17(k)
Tax Return	3.17(k)
Termination Date	8.1(c)
Termination Fee	8.2(b)(i)
Trade Secrets	3.19(m)(v)
Treasury Department	3.9(d)
Treasury Shares	1.5(b)
Voting Agreement	Recitals
Voting Debt	3.2(c)
WARN Act	3.28(c)

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AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

THIS AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, dated as of July 12, 2026 (this “Agreement”), is by and among First Hawaiian, Inc., a Delaware corporation (“Parent”), TriCo Bancshares, a California corporation (the “Company”), and Horizon Merger Sub, Inc., a California corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

Recitals

A.            The Boards of Directors of Parent, the Company and Merger Sub have determined that it is in the best interests of their respective companies and shareholders and stockholders, as applicable, to consummate the strategic business combination transaction provided for in this Agreement and have approved this Agreement.

B.            On the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”).

C.            Immediately following the Merger and as part of a single integrated transaction, the Surviving Corporation will merge with and into Parent (the “Second Step Merger,” and together with the Merger, the “Mergers”), with Parent as the surviving entity in the Second Step Merger (sometimes hereinafter referred to as the “Surviving Entity”).

D.            Promptly following the Second Step Merger, Tri Counties Bank, a California-chartered non-member bank and wholly owned Subsidiary of the Company (“Company Bank”), will merge with and into First Hawaiian Bank, a Hawaii state-chartered non-member bank and wholly owned Subsidiary of Parent (“Parent Bank”), with Parent Bank as the surviving bank (the “Bank Merger”).

E.            The parties intend that the Merger and the Second Step Merger, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

F.            Concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, Parent and each member of the Board of Directors of the Company are entering into voting and support agreements (each, a “Voting Agreement”), the form of which is attached hereto as Exhibit B, pursuant to which, among other things, each such director has agreed to approve this Agreement, upon the terms and subject to the conditions set forth therein.

G.            The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

Article 1
MERGERS

1.1           The Merger. Subject to the terms and conditions of this Agreement, in accordance with the applicable provisions of the California Corporations Code (the “CCC”), at the Effective Time, Merger Sub shall merge with and into the Company in the Merger. The Company shall be the Surviving Corporation in the Merger as a wholly owned Subsidiary of Parent and shall continue its existence under the Laws of the State of California. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

1.2           Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic exchange of documents at 10:00 a.m., Pacific Time, on (a) the first Business Day of the month following the date on which each of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions) has been satisfied or waived (such date, the “Last Condition Satisfaction Date”); provided, that if the Termination Date would occur (i) on or following the third Business Day following the Last Condition Satisfaction Date, but (ii) prior to the date that the Closing would otherwise be scheduled to occur pursuant to clause (a), then the Closing shall instead occur on the third Business Day following the Last Condition Satisfaction Date; provided, further, that if the Last Condition Satisfaction Date is within the first ten (10) calendar days of a calendar month, then the Closing shall occur on a date that is no later than the fifth Business Day following the Last Condition Satisfaction Date; or (b) such other date as mutually agreed in writing by Parent and the Company (such date on which the Closing actually occurs, the “Closing Date”).

1.3           Effective Time. Subject to the terms and conditions of this Agreement, on or (if agreed by the Company and Parent) before the Closing Date, the parties will execute and cause a copy of this Agreement, together with the related officers’ certificates and other necessary documents relating to the Merger to be filed with the Secretary of State of the State of California (the “California Secretary”) in accordance with the applicable provisions of the CCC (the “First Step Merger Filings”). The Merger shall become effective at such time as specified in the First Step Merger Filings. The term “Effective Time” shall be the date and time when the Merger becomes effective in accordance therewith.

1.4           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the CCC.

1.5           Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or Parent or the shareholders or stockholders, as applicable, of any of the foregoing:

(a)           Company Common Stock. Each share of Company Common Stock, excluding Treasury Shares, issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 2.095 shares of Parent Common Stock (the “Exchange Ratio”), subject to any adjustments pursuant to Section 1.5(e) (the “Merger Consideration”), and subject to the payment of any cash in lieu of fractional shares pursuant to Section 2.2(f). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.

(b)           Cancellation of Treasury Shares. Any shares of Company Common Stock owned by the Company as treasury stock or owned, directly or indirectly, by Parent or the Company or any of their respective wholly owned Subsidiaries (other than those held in a fiduciary capacity or as a result of debts previously contracted) (“Treasury Shares”), shall automatically be cancelled and retired and shall cease to exist at the Effective Time, and no consideration shall be issued in exchange therefor.

(c)           Outstanding Merger Sub Common Stock. Each share of common stock of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)           Effect of Conversion. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock evidenced in book-entry form (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.5 and Section 2.2(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.2(c).

(e)           Adjustments to Exchange Ratio. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give the Company and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities or otherwise that is otherwise prohibited by the terms of this Agreement.

1.6           Treatment of Company Equity Awards.

(a)           At the Effective Time, each performance-based restricted stock unit award in respect of shares of Company Common Stock that has been granted under a Company Stock Plan more than twelve (12) months prior to the Effective Time and is outstanding, unvested and unsettled immediately prior to the Effective Time (an “Accelerated Company PSU”) shall be cancelled and converted automatically into the right to receive a number of fully vested shares of Parent Common Stock equal to the product of (i) the product of (A) the number of shares of Company Common Stock subject to such Accelerated Company PSU immediately prior to the Effective Time that would be earned based on the achievement of the applicable performance goals through the Business Day prior to the Effective Time (the “Performance End Date”) (which amount shall be reasonably determined by the Company no earlier than seven (7) Business Days prior to the Effective Time in the ordinary course of business consistent with past practice and in consultation with Parent), multiplied by (B) a fraction, the numerator of which equals the number of days in the performance period elapsed through the Performance End Date and the denominator of which equals the number of days in the original performance period, multiplied by (ii) the Exchange Ratio, less applicable Taxes required to be withheld, with any fractional shares rounded to the nearest whole share of Parent Common Stock.

(b)           At the Effective Time, each performance-based restricted stock unit award in respect of shares of Company Common Stock that has been granted under a Company Stock Plan other than an Accelerated Company PSU and is outstanding, unvested and unsettled immediately prior to the Effective Time (a “Continuing Company PSU”) shall be assumed and converted automatically into a restricted stock unit in respect of Parent Common Stock (an “Adjusted PSU”) relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Continuing Company PSU immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on target performance, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock. Except as specifically provided in this Section 1.6(b) and Section 1.6(b) of the Company Disclosure Schedule, each such Adjusted PSU shall be subject to the same terms and conditions (including vesting terms and any change in control and termination of employment protection under the Company Stock Plans and Continuing Company PSU award agreements) as applied to the Continuing Company PSU immediately prior to the Effective Time; provided, that each such Adjusted PSU shall be subject only to service-based vesting through the end of the original performance period under the applicable Continuing Company PSU and shall no longer be subject to any performance conditions.

(c)           At the Effective Time, each time-based restricted stock unit award in respect of shares of Company Common Stock that has been granted under a Company Stock Plan and is outstanding, unvested and unsettled immediately prior to the Effective Time (a “Continuing Company RSU”) shall be assumed and converted automatically into a restricted stock unit in respect of Parent Common Stock (an “Adjusted RSU”) relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Continuing Company RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock. Except as specifically provided in this Section 1.6(c) and Section 1.6(c) of the Company Disclosure Schedule, each such Adjusted RSU shall be subject to the same terms and conditions (including vesting terms and any change in control and termination of employment protection under the Company Stock Plans and Continuing Company RSU award agreements) as applied to the Continuing Company RSU immediately prior to the Effective Time.

(d)           Promptly following the Effective Time, Parent shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 with respect to the Parent Common Stock subject to the applicable adjusted Company Equity Awards, as required under the Securities Act.

(e)           At or prior to the Effective Time, the Company, the Board of Directors of the Company (the “Company Board”) or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Equity Awards consistent with the provisions of this Section 1.6.

(f)            For purposes of this Agreement, the following terms shall have the following meanings:

(i)            “Company Equity Awards” means the Company PSUs and the Continuing Company RSUs.

(ii)           “Company PSUs” means the Accelerated Company PSUs and the Continuing Company PSUs.

(iii)          “Company Stock Plans” means the TriCo Bancshares 2019 Equity Incentive Plan and the TriCo Bancshares 2024 Equity Incentive Plan.

1.7           Articles of Incorporation and Bylaws. At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in their entirety to reflect the terms of the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or as provided by applicable Law. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or as provided by applicable Law.

1.8           Merger Sub Directors and Officers. The directors of Merger Sub in office immediately prior to the Effective Time, or such other individuals as Parent may designate prior to the Effective Time, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Merger Sub in office immediately prior to the Effective Time, or such other individuals as Parent may designate prior to the Effective Time, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The parties shall take all actions necessary to effect the provisions of this Section 1.8.

1.9           Second Step Merger.

(a)           Immediately following the Effective Time, in accordance with the Delaware General Corporation Law (the “DGCL”) and the CCC, Parent shall cause the Surviving Corporation to be merged with and into Parent in the Second Step Merger, with Parent surviving the Second Step Merger as the Surviving Entity and continuing its existence under the laws of the State of Delaware, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, Parent shall cause (i) a certificate of merger (the “Delaware Second Step Merger Filing”) relating to the Second Step Merger to be filed with the Secretary of State of the State of Delaware, in accordance with Section 252(c) of the DGCL, and (ii) a copy of this Agreement, together with the related officers’ certificates and other necessary documents relating to the Second Step Merger to be filed with the California Secretary (the “California Second Step Merger Filing” and, together with the Delaware Second Step Merger Filing, the “Second Step Merger Filings”). The Second Step Merger shall become effective at such time specified in the Second Step Merger Filings in accordance with the relevant provisions of the DGCL and the CCC (such time hereinafter referred to as the “Second Effective Time”).

(b)           At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of Parent or the Surviving Corporation, each share of common stock of the Surviving Corporation shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           At and after the Second Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, the Parent Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Entity.

(d)           At the Second Effective Time, the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate”), as in effect immediately before the Second Effective Time, shall be the Certificate of Incorporation of the Surviving Entity until thereafter amended in accordance with applicable Law.

(e)           At the Second Effective Time, the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), as in effect immediately before the Second Effective Time, shall be the Bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law.

(f)           At the Second Effective Time, the officers and directors of Parent as of immediately following the Effective Time (including, for the avoidance of doubt, with respect to the appointment of the Company Designated Directors to the Board of Directors of Parent (the “Parent Board”) as provided in Section 6.19(a)) shall be the officers and directors of the Surviving Entity. The parties shall take all actions necessary to effectuate the provisions of this Section 1.9(f).

1.10         Bank Merger. Promptly following the Second Step Merger, Company Bank will be merged with and into Parent Bank in the Bank Merger, with Parent Bank surviving the Bank Merger and continuing its existence under the Laws of the State of Hawaii, and the separate corporate existence of Company Bank ceasing as of the effective time of the Bank Merger. Promptly after the date of this Agreement, Parent Bank and Company Bank will enter into an agreement and plan of merger in substantially the form set forth in Exhibit A hereto (the “Bank Merger Agreement”). Each of Parent and the Company shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of Parent Bank and Company Bank, respectively, and Parent and the Company shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective promptly following the Second Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable Law, or at such other time as shall be provided by applicable Law.

Article 2
DELIVERY OF MERGER CONSIDERATION

2.1           Delivery of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the Effective Time, (a) shares of Parent Common Stock issuable pursuant to Section 1.5(a), plus (b) to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (such amount in cash and Parent Common Stock, the “Exchange Fund”).

2.2           Exchange Procedures.

(a)           As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Article 1 (“Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”)) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b)           Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s) accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly, after such surrender, (i) the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the Exchanged Shares represented by its Certificate(s) or Book-Entry Shares and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(c). Until so surrendered, each such Certificate or Book-Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Share, in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article 2.

(c)           No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article 2. Following surrender of any such Certificate or Book-Entry Share in accordance with this Article 2, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d)           In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of the Company, the shares of Parent Common Stock plus any cash in lieu of fractional shares of Parent Common Stock comprising the Merger Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of the Exchange Agent that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one (1)-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Parent) shall be entitled to deduct and withhold from any cash otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. If, prior to the Closing Date, the Exchange Agent or Parent determines that any such deduction or withholding is so required as of the Effective Time, the Exchange Agent or Parent, as the case may be, shall notify the Company, and the parties shall cooperate in good faith to reduce or eliminate such deduction or withholding. To the extent the amounts are so withheld by the Exchange Agent or Parent, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e)           After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing any such shares of Company Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article 2.

(f)            Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the Nasdaq Global Select Market (“Nasdaq”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(g)           Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company as of the one-year anniversary of the Effective Time will be paid to the Surviving Entity. In such event, any former holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity with respect to payment of the shares of Parent Common Stock, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h)           In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article 2 deliverable in respect thereof pursuant to this Agreement.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article 3 shall be deemed to qualify (1) any other section of this Article 3 specifically referenced or cross-referenced and (2) other sections of this Article 3 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Company SEC Reports filed by the Company after January 1, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1           Corporate Organization.

(a)           The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). As used in this Agreement, the term “Material Adverse Effect” means, with respect to any of the Company, Parent or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, properties, financial condition, or results of operations of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a Material Adverse Effect shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements or interpretations thereof, (B) changes after the date hereof in Laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate or interpretations thereof by courts or Governmental Entities, (C) changes after the date hereof in global, national or regional political conditions (including the outbreak, continuation or escalation of war or acts of terrorism (whether or not declared) or cyberattacks) or economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) any international tariffs, trade policies or similar “trade” actions, (E) changes after the date hereof, resulting from hurricanes, earthquakes, tornados, floods, wildfires or other natural or manmade disasters or from any outbreak of any disease, pandemic, epidemic, or other public health event (including any law, directive or guideline issued by a Governmental Entity in response thereto), (F) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except as otherwise excepted by this proviso), (G) the entry into or announcement of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood that this Clause (G) shall not apply to a breach of any representation or warranty intended to address the announcement, pendency or consummation of the transactions contemplated hereby), (H) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, (I) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement, or (J) any stockholder or shareholder litigation arising out of, related to, or in connection with this Agreement, the Mergers or the Bank Merger that is brought or threatened against a party or any members of a party’s Board of Directors from and following the date of this Agreement and prior to the Effective Time, except that effects attributable to or resulting from any of the changes, events, conditions or trends described in clauses (A), (B), (C), and (D) shall not be excluded to the extent of any materially disproportionate adverse impact they have on such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

(b)           True, complete and correct copies of the Restated Articles of Incorporation of the Company (the “Company Articles”), and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Company and made available to Parent. The Company Articles and Company Bylaws made available to Parent are in full force and effect.

(c)           Section 3.1(c) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries), the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and a description of the business of each Subsidiary (or, in the case of a Subsidiary that the Company considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary). Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and, where such concept is recognized under applicable Law, in good standing under the Laws of its jurisdiction of organization and (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions to the Company, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. As used in this Agreement, the term “Subsidiary” when used with respect to any Person, means any subsidiary of such Person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC under the Exchange Act or Section 2(d) of the BHC Act. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of the Company, threatened. True, complete and correct copies of the articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company as in full force and effect as of the date of this Agreement have been provided to Parent.

(d)           Other than the Subsidiaries of the Company and Community Reinvestment Act investments in the ordinary course, and shares or interests acquired pursuant to security interests owned by or in favor of a Subsidiary created in the ordinary course of business thereof, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any entity or any interests of any entity or any interest in a partnership or joint venture of any kind.

3.2           Capitalization.

(a)           The authorized capital stock of the Company consists of (i) 50,000,000 shares of Company Common Stock (the “Company Common Stock”) and (ii) 1,000,000 shares of preferred stock (“Company Preferred Stock”). As of July 10, 2026 (the “Company Capitalization Date”), there were (i) 31,965,507 shares of Company Common Stock outstanding, (ii) 266,978 shares of Company Common Stock that are subject to vesting restriction, (iii) 2,000,000 shares of Company Common Stock authorized by the Company Board to be repurchased by the Company, of which 447,211 shares of Company Common Stock have been repurchased by the Company and 1,552,789 remain as authorized for repurchase by the Company, (iv) zero shares of Company Common Stock held in treasury, (v) 212,328 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company PSUs (assuming performance goals applicable to the Company PSUs are satisfied at the maximum level), (vi) 125,426 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Continuing Company RSUs, and (vii) zero shares of Company Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since the Company Capitalization Date resulting from the exercise, vesting or settlement of any Company Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding.

(b)           The Company owns all of the outstanding stock of Company Bank.

(c)           All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No trust preferred or subordinated debt securities of the Company are issued or outstanding. To the Knowledge of the Company, other than the Voting Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of the Company. No Subsidiary of the Company owns any shares of capital stock of the Company. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of the Company may vote (“Voting Debt”) are issued or outstanding. As of the date hereof, other than in connection with the satisfaction of withholding taxes under the Company Equity Awards, there are no contractual obligations of the Company or any of its Subsidiaries (1) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries or (2) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). There are no voting trusts or other agreements or understandings to which the Company or any Subsidiary of the Company or, to the Knowledge of the Company, any of their respective officers or directors, is a party with respect to the voting of Voting Debt. Except as set forth in Section 3.2(a), as of the Company Capitalization Date, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock, Company Preferred Stock, Voting Debt of the Company or any other equity securities of the Company. Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all outstanding Company Equity Awards as of the Company Capitalization Date, specifying on a holder-by-holder basis (A) the name of such holder, (B) the number of shares subject to each such Company Equity Award held by such holder, (C) as applicable, the grant date of each such Company Equity Award and (D) as applicable, the vesting schedule of each Company Equity Award.

(d)           Other than Company Equity Awards that are outstanding as of the Company Capitalization Date and listed in Section 3.2(c) of the Company Disclosure Schedule, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not (i) issued or repurchased any shares of Company Common Stock, Voting Debt or other equity securities of the Company, other than pursuant to Company Equity Awards in accordance with their terms that were outstanding on the Company Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of the Company capital stock or any other equity-based awards. Upon issuance of any Company Common Stock in accordance with the terms of the applicable Company Stock Plan, such Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(e)           All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Company Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3           Authority; No Violation.

(a)           The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the Company Shareholder Approval and the other actions described in this Section 3.3(a), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly and unanimously approved, and this Agreement has been duly adopted by the Company Board. The Company Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Shareholder Approval”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Company Bank and the approval of the Bank Merger Agreement by the Company as Company Bank’s sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b)           Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Mergers or the other transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, injunction or decree issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which any of them or any of their respective properties or assets is bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4           Consents and Approvals. Except for (a) any applicable filing, notification or application with Nasdaq, including any required notification of listing of additional shares, (b) the filing with the Securities and Exchange Commission (“SEC”) of a joint proxy statement/prospectus in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) relating to the special meeting of the Company’s shareholders (the “Company Special Meeting”) and the special meeting of Parent’s stockholders (the “Parent Special Meeting”), each to be held in connection with this Agreement and the transactions contemplated hereby, and of a registration statement on Form S-4 (or such other applicable form) (including any amendments or supplements thereto, the “Form S-4”) in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice and/or an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) pursuant to the BHC Act and regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the Hawaii Division of Financial Institutions and the California Department of Financial Protection and Innovation and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act of 1960, as amended, (f) the filing of the First Step Merger Filings with the California Secretary in connection with the Merger, (g) the filing of the Second Step Merger Filings and the other documents and filings required under the DGCL and the CCC in connection with the Second Step Merger, (h) the filing of applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective, (i) any required filings or notices with the offices of various states in connection with the establishment of branches and/or offices as a result of the Bank Merger, and (j) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement (the “Parent Share Issuance”), no consents or approvals of, or filings or registrations with, any foreign, federal or state banking or other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”), are necessary in connection with the execution and delivery by the Company of this Agreement or the Bank Merger Agreement or the consummation by the Company of the Mergers, the Bank Merger and the other transactions contemplated by this Agreement. As of the date hereof, the Company is not aware of any reason relating to the Company or its Subsidiaries why the necessary regulatory approvals and consents from any Governmental Entity required for the consummation of the transactions contemplated hereby will not be received in order to permit consummation of the Mergers and the Bank Merger on a timely basis.

3.5           Reports.

(a)           The Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2024 with (i) the Federal Reserve, (ii) the FDIC, (iii) the SEC, (iv) any foreign regulatory authority and (v) any applicable industry self-regulatory organizations (collectively, “Regulatory Agencies”), including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration, statement or certification or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Subject to Section 9.11 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and the Company’s Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of the Company’s Subsidiaries since January 1, 2024, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of the Company’s Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of the Company’s Subsidiaries since January 1, 2024, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b)           An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since January 1, 2024 (“Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC or any Regulatory Agency with respect to any of the Company SEC Reports or any report, registration, statement or certification filed or furnished by the Company or any of its Subsidiaries with any Regulatory Agency.

(c)           The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.6           Financial Statements.

(a)           The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows and changes in shareholders’ equity and consolidated financial position of the Company and the Company’s Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC, and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been since January 1, 2024, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Baker Tilly US, LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred nor is subject to any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2026, or (iii) in connection with this Agreement and the transactions contemplated hereby.

3.7           Broker’s Fees. Neither the Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Keefe Bruyette & Woods, Inc. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of Keefe Bruyette & Woods, Inc. related to the Mergers and the other transactions contemplated hereunder.

3.8           Absence of Changes.

(a)           Since December 31, 2025, through the date hereof, except with respect to the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of the businesses.

(b)           Since December 31, 2025, no change or development or combination of changes or developments has occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.9           Compliance with Applicable Law.

(a)           The Company and each of its Subsidiaries hold, and have at all times since January 1, 2024 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of the Company, no suspension or cancellation of any such license, franchise, permit or authorization is threatened in writing, except where neither the failure to hold nor the cost of obtaining and holding such license, franchise, permit, or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have complied with, and each are not in default or violation of any applicable Law, including the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) the Company has no Knowledge of, and none of the Company or any of its Subsidiaries has received from a Governmental Entity since January 1, 2024, written notice of, any defaults or violations of any applicable Law relating to Company or any of its Subsidiaries.

(b)           Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, and (ii) none of the Company, any of its Subsidiaries, or any of their respective directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c)           Subject to Section 9.11, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2024 a recipient of any supervisory letter from, or since January 1, 2024 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity (each a “Regulatory Agreement”), nor has the Company or any Subsidiary of the Company been advised in writing, or to the Knowledge of the Company, orally, in each case since January 1, 2024 and prior to the date hereof by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. The Company and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either the Company or any of its Subsidiaries is not in compliance with any such Regulatory Agreement.

(d)           None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (the “Treasury Department”), except, in each case of clauses (i) through (v), as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(e)           As of the date hereof, each of the Company and Company Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither the Company nor Company Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Company Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

3.10         State Takeover Laws. No “business combination,” “fair price,” “affiliate transaction,” “moratorium,” “control share,” “takeover” or “interested stockholder” Law or other similar anti-takeover statute or regulation (collectively, the “Takeover Laws”) is applicable to this Agreement or the transactions contemplated hereby. The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.11         Company Benefit Plans.

(a)           Section 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each material Company Benefit Plan (including, without limitation, each Company Benefit Plan providing retirement, equity, equity-based, severance, pension, and change in control benefits). For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement, deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, employment agreement, consulting agreement, hospitalization or other medical or dental, life insurance (including any self-insured welfare arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence, short- or long-term disability, vacation benefits, health or fringe benefit plan, program, practice, policy, agreement or arrangement providing other compensation or benefits, in any case, for the benefit of any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries that is sponsored or maintained by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or to which any liability is borne by the Company or any of its Subsidiaries, whether or not written and whether or not funded.

(b)           With respect to each material Company Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) the plan documents and all amendments thereto, trust agreements, insurance contracts or other funding vehicles; (ii) a written description of the material terms of such Company Benefit Plan if such plan is not set forth in a written document; (iii) the two most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iv) the most recent determination letter or opinion letter from the IRS, if any; and (v) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any Company Benefit Plan. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working primarily outside of the United States.

(c)           Each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code has received a favorable determination, advisory or opinion letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, any such letter has not been revoked and, to the Knowledge of the Company, no fact or event has occurred that could reasonably be expected to materially and adversely affect the qualified status of any such Company Benefit Plan or the Tax exempt status of any such trust.

(d)           Each Company Benefit Plan (including any related trust) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, to the extent applicable, ERISA and the Code. There are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has engaged in a transaction that would be reasonably likely to subject the Company or any of its Subsidiaries to a material tax or material penalty imposed by either Section 4975 or 4976 of the Code, in any case, that has not been fully satisfied.

(e)           All contributions required to be made by the Company or any of its Subsidiaries with respect to each Company Benefit Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued on the financial statements to the extent required under GAAP.

(f)           (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company or its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or any plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; and (iii) none of the Company or its Subsidiaries nor any of their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that has not been satisfied in full. “ERISA Affiliate” means, with respect to any Person, all employers (whether or not incorporated) that would be treated together with such Person as a “single employer” within the meaning of Section 414 of the Code.

(g)           Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii)  as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Company Benefit Plan, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries, (iv) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred during the last six (6) years, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(h)           None of the Company or any of its Subsidiaries has any liability for life, health, medical, vision or dental benefits to former employees or beneficiaries or dependents thereof, except for continuation coverage as required by Section 4980B of the Code or other applicable Law (or for coverage through the last day of the month in which termination of employment occurs, to the extent required by the terms of the applicable Company Benefit Plan).

(i)            None of the execution and delivery of this Agreement, the Company Shareholder Approval, or the consummation of the transactions contemplated hereby, either alone or together with any other event or events, could (i) result in any payment (including severance or otherwise) becoming due under any Company Benefit Plan, (ii) increase any payments or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any equity awards, (iv) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or require the funding of any trust or other funding vehicle or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j)            No Company Benefit Plan provides for, and none of the Company nor a Subsidiary of the Company has the obligation to provide for, the gross-up, indemnification, reimbursement or other payment for Taxes under Section 4999 or Section 409A of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)           With respect to each grant of Company Equity Awards, (1) each such grant was made in accordance with the terms of any Company Stock Plan, the Exchange Act and all other applicable Laws and (2) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports (excluding reports required to be filed by Section 16 of the Exchange Act) in accordance with the Exchange Act and all other applicable Laws.

(l)            The “employee stock ownership plan” (as defined in Section 4975 of the Code) maintained by the Company (the “Company ESOP”) (i) has no outstanding loans and (ii) has complied with all applicable provisions of the Code and ERISA, including (but not limited to) the requirement under Section 409(e) of the Code that the ESOP participants be allowed to direct the voting of the shares of Company Common Stock allocated to the participants’ accounts.

3.12         Opinion. Prior to the execution of this Agreement, the Company Board has received the opinion of Keefe Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.13         Company Information. The information relating to the Company and its Subsidiaries or that is provided by the Company, its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement/Prospectus, the Form S-4 or in any other document filed with any Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement/Prospectus relating to the Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Joint Proxy Statement/Prospectus or Form S-4.

3.14         Legal Proceedings.

(a)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, there is no suit, action, investigation, claim, or proceeding pending, or to the Knowledge of the Company, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries.

(b)           Subject to Section 9.11, there is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by the Company, any of the Company’s Subsidiaries or the assets of the Company or any of the Company’s Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Surviving Entity and its Subsidiaries, taken as a whole (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be). For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

3.15         Material Contracts.

(a)           Except for any Company Benefit Plan and those agreements and other documents filed as exhibits or incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 or filed or incorporated in any Company SEC Reports filed since January 1, 2024 and prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not filed with the SEC, a “Material Contract”):

(i)            that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii)           that contains a provision, including (but not limited to) a non-compete or client or customer non-solicit requirement or an exclusivity or exclusive dealing provision, in each case that materially restricts the conduct of, or the manner or location of conducting, any line of business of the Company or any of its Subsidiaries (or, upon consummation of the Mergers, of the Surviving Entity or any of its Subsidiaries) (excluding customary non-solicitation covenants contained in vendor agreements entered into in the ordinary course);

(iii)          that (A) relates to the incurrence of indebtedness by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions or (B) provides for the guarantee, support, assumption or endorsement by the Company or any of the Company’s Subsidiaries of, or any similar commitment by the Company or any of the Company’s Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other Person, in each case of clauses (A) and (B), in an outstanding principal amount of $3,500,000 or more;

(iv)          that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(v)           that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party (excluding Community Reinvestment Act investments);

(vi)          that relates to an acquisition, divestiture, merger or similar transaction and under which the Company or any of its Subsidiaries is subject to any material covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(vii)         that under which any of the benefits of or obligations will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Company Shareholder Approval or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits, right of cancellation or termination or change in the calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company;

(viii)        that provides for material indemnification by the Company or any of its Subsidiaries of any Person, except (A) for contracts entered into in the ordinary course of business and (B) as provided by the governing documents of the Company and its Subsidiaries;

(ix)          that creates future payment obligations from the Company or any of its Subsidiaries in excess of $500,000 per annum (other than (A) any such contracts which are terminable by the Company or any of its Subsidiaries on sixty (60) days, or less notice without any required payment or other conditions, other than the condition of notice, (B) extensions of credit, (C) other customary banking products offered by the Company or its Subsidiaries or (D) derivatives issued or entered into in the ordinary course of business);

(x)           that grants to a Person any license, covenant not to sue or other right in Company Owned Intellectual Property (excluding (A) non-exclusive licenses, covenants not to sue or similar non-exclusive rights granted in the ordinary course consistent with past practice and (B) employee agreements and contractor agreements that are consistent in all material respects with form agreements made available to Parent) or grants to the Company or any of its Subsidiaries a license, covenant not to sue or other right to any Intellectual Property (excluding employee agreements and contractor agreements that are consistent in all material respects with form agreements made available to Parent and licenses to generally commercially available Software for an annual cost of less than $400,000), in each case of this clause (x), that is material to the conduct of the businesses of the Company and its Subsidiaries, taken as a whole;

(xi)           that provides for the license, sale, or transfer of Personal Information, by or on behalf of the Company or any of its Subsidiaries to any third Person, in each case of this clause (xi), where the license, sale or transfer of Personal Information is material to the conduct of the businesses of the Company and its Subsidiaries, taken as a whole;

(xii)          to which any officer, director, or employee of the Company or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business or with respect to routine banking relationships, compensation, employee benefits, business expense advancements, or reimbursements); or

(xiii)         that is between the Company or any of its Subsidiaries and any Person beneficially owning five percent (5%) or more of the outstanding Company Common Stock.

(b)           The Company has made available to Parent prior to the date hereof true, correct and complete copies of each Material Contract in effect as of the date hereof.

(c)           In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Material Contract is a valid and legally binding agreement of the Company or one of its Subsidiaries, as applicable, and to the Knowledge of the Company, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) the Company and each of its Subsidiaries has duly performed all obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, any counterparty or counterparties, is in breach of any provision of any Material Contract, and (iv) to the Knowledge of the Company, no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of the Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Section 3.15(c) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all Material Contracts pursuant to which (y) consents or waivers are or may be required and (z) notices are required to be given, in each case, prior to the performance by the Company of this Agreement and the consummation of the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated hereby.

3.16         Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are in compliance, and have since January 1, 2024 complied, with any applicable federal, state or local Law, regulation, order, decree, permit or authorization relating to: (i) the protection or restoration of the environment, health and safety as it relates to Hazardous Substance handling or exposure or the protection of natural resources; (ii) the handling, use, presence, disposal, Release or threatened Release of, or exposure to, any Hazardous Substance; or (iii) wetlands, indoor air, pollution, contamination or any injury to Persons or property from exposure to any Hazardous Substance (collectively, “Environmental Laws”); (b) there are no proceedings, claims, actions, or, to the Knowledge of the Company, investigations of any kind, pending, or, to the Knowledge of the Company, threatened, by any Person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or investigation; (c) there are no agreements, orders, judgments or decrees by or with any court, Regulatory Agency or other Governmental Entity, or any agreements, indemnities or settlements with any Person that impose any liabilities or obligations under, relating to or in respect of any Environmental Law; and (d) to the Knowledge of the Company, there are, and have been since January 1, 2024, no Releases of any Hazardous Substances at any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries under circumstances which could reasonably be expected to result in liability to or claims against the Company or its Subsidiaries relating to any Environmental Law. For purposes of this Agreement, (a) “Hazardous Substance” means any substance, material, waste, pollutant or contaminant that is defined, listed, classified or regulated as hazardous, toxic, a hazardous waste, a hazardous material, a hazardous substance, a pollutant or a contaminant under any Environmental Law, or for which liability or standards of conduct are imposed under any Environmental Law, including petroleum or petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead-based paint and chlorinated solvents, in each case to the extent so regulated; provided, however, that “Hazardous Substance” shall not include office, janitorial, cleaning, maintenance or other similar products used, stored or disposed of in the ordinary course of business and in quantities and in a manner customary for office, branch or other banking operations, except to the extent such products are present or have been Released in violation of Environmental Laws or in a manner that would reasonably be expected to result in liability under Environmental Laws; and (b)  “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

3.17         Taxes. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company:

(a)           The Company and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them, and all such filed Tax Returns are true, complete and accurate in all respects; and (ii) have fully and timely paid all Taxes (as defined below) that are due and payable or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder, independent contractor, or other third party.

(b)           There are no audits, suits, proceedings, examinations or assessments pending or threatened in writing in respect of Taxes by the U.S. Internal Revenue Service (“IRS”) or any state, local or foreign Tax authority, and neither the Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of Taxes is pending or threatened. Neither the Company nor any of its Subsidiaries has been granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.

(c)           No deficiencies in respect of Taxes have been asserted or assessments made against the Company or any of its Subsidiaries that have not been paid or resolved in full, and neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d)           No claim in respect of Taxes has been made against the Company or any of its Subsidiaries by any Tax authority in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e)           The Company is not, and during the past five (5) years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f)            No liens for Taxes exist with respect to any of the assets of the Company or any of its Subsidiaries, except for liens for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. As used in this Agreement, the term “Permitted Encumbrances” means, collectively, (i) statutory Liens securing payments not yet due, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established and reflected on the financial statements of the Company, (iii) easements, rights of way, and other similar encumbrances that do not materially adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as bank facilities, and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

(g)           Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company was the common parent, (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or as transferee or successor, (iii) is a party to or bound by any Tax sharing or allocation agreement (other than any such agreement exclusively between or among the Company and its Subsidiaries) or to any other contract to indemnify any other Person with respect to Taxes (in each case, other than ancillary provisions in commercial agreements not primarily related to Taxes), (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h)           None of the Company or any of its Subsidiaries has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provisions of state, local or foreign Law by reason of a change in accounting method, has any knowledge that any taxing authority has proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations.

(i)            Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j)            The Company has made available to Parent true and correct copies of the United States federal consolidated income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2024 and December 31, 2023.

(k)           None of the Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) to the Knowledge of the Company, in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part.

(l)            As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, capital gains, gains taxes, transfer taxes, tariffs, windfall profits taxes, backup withholding, ad valorem taxes, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns, declarations, reports and claims for refund (including elections, declarations, disclosures, schedules, estimates and information returns or statements relating to Taxes) required to be supplied to a Tax authority relating to Taxes.

3.18         Reorganization. The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.19         Intellectual Property; Information Security.

(a)           Section 3.19(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of all Company Owned Intellectual Property that is Registered, indicating for each item the record owner, registration or application number, registration or application date, and the filing jurisdiction, social media platform or domain name registrar, as applicable.

(b)           (i) Each of the Company and its Subsidiaries solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Encumbrances, all right, title and interest in and to its respective Company Owned Intellectual Property and (ii) the Company Owned Intellectual Property is subsisting and, to the Knowledge of the Company, all issued and granted items therein are valid and enforceable, except, in each case of clauses (i) and (ii), as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries owns or otherwise has valid rights to use all Intellectual Property used in and material to, or necessary for the conduct of, each of their respective businesses.

(c)           Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) to the Knowledge of the Company, the operation of the Company and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate, and has not since January 1, 2024 infringed, diluted, misappropriated or otherwise violated, the Intellectual Property of any third Person, and (ii) neither the Company nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar written communication, or is party to (or has received any written threat of) any action, suit, proceeding, or investigation, alleging any of the foregoing, or otherwise challenging the scope, ownership, enforceability or validity of any Company Owned Intellectual Property, in each case, since January 1, 2024.

(d)           Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) to the Knowledge of the Company, no third Person is infringing, diluting, misappropriating or otherwise violating, or has infringed, diluted, misappropriated or otherwise violated since January 1, 2024, any of the Company Owned Intellectual Property, and (ii) neither the Company nor any of its Subsidiaries has asserted or threatened in writing any claim, action, suit, proceeding or investigation against any Person (including any notice, invitation to license or similar written communication), or is party to any action, suit, proceeding or investigation, alleging any of the foregoing, or otherwise challenging the scope, ownership, enforceability or validity of any Intellectual Property of any third Person, in each case, since January 1, 2024.

(e)           Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company or any of its Subsidiaries, and (ii) such Trade Secrets have not been disclosed by the Company or any of its Subsidiaries to or, to the Knowledge of the Company, discovered by, any Person (other than directors, officers and employees of the Company and its Subsidiaries), except pursuant to written and binding non-disclosure agreements which, to the Knowledge of the Company, have not been breached.

(f)            Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) each current and former employee or contractor of the Company or any of its Subsidiaries who has developed any Intellectual Property for or on behalf of the Company or any of its Subsidiaries has signed an agreement containing a present assignment to the Company or its applicable Subsidiary of all such Intellectual Property, and (ii) to the Knowledge of the Company, no such Person retains or claims to retain any right, title or interest in or to any such Intellectual Property.

(g)           The Company IT Assets (i) operate and perform substantially as required by the Company and each of its Subsidiaries in connection with their respective businesses, (ii) have not malfunctioned, failed or experienced unscheduled downtime or substandard performance since January 1, 2024 in a manner that has caused, or would reasonably be expected to cause, disruption to the business operations of the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, are free from Malicious Code or other bugs or defects that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries solely own all Company IT Assets owned (or purported to be owned) by the Company or its Subsidiaries, free and clear of all Liens (other than Permitted Encumbrances), and otherwise have valid rights to use all the Company IT Assets used in and material to, or necessary for the conduct of, their respective businesses.

(h)           The Company and each of its Subsidiaries have implemented commercially reasonable measures consistent with industry practices designed to (i) protect the confidentiality, integrity, operation and security of the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, encryption, modification or corruption, including backup, security and disaster recovery technology and procedures, and (ii) prevent the introduction of Malicious Code into the Company IT Assets or into Software included in the Company Owned Intellectual Property, including the use of firewall protections and regular scans for Malicious Code and access monitoring.

(i)            To the Company’s Knowledge, there has been no unauthorized use, access, interruption, unavailability, modification or corruption of any of the Company IT Assets (or any information or transactions stored or contained therein or transmitted thereby) since January 1, 2024.

(j)            The Company and each of its Subsidiaries (i) have established and implemented written policies and organizational, physical, administrative and technical measures that are reasonable and consistent with industry practice and all applicable Privacy and Security Requirements, and (ii) are designed to be in material compliance, and have at all times since January 1, 2024, complied in all material respects, with all applicable Privacy and Security Requirements.

(k)           Since January 1, 2024, (i) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint from any Person (including any Governmental Entity) alleging, or providing notice of any investigation concerning, any noncompliance with any Privacy and Security Requirements, (ii) no Person has, to the Knowledge of the Company, obtained any unauthorized access to or misused any Personal Information held or Processed by or on behalf of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries have notified, or been required by the Privacy and Security Requirements to notify, any Person (including any Governmental Entity) with respect to any such unauthorized access or misuse.

(l)            (i) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and to the Knowledge of the Company, no Generative AI Tools have been used in connection with the development or creation of any Company Owned Intellectual Property in a manner that would result in the loss of, or impairment to, the Company’s or its Subsidiaries’ ownership of, or rights in, such Company Owned Intellectual Property, (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has provided any Personal Information or Trade Secrets of, or held or controlled by, the Company or any of its Subsidiaries as Inputs to any Generative AI Tools, other than enterprise Generative AI Tools that (A) are subject to written terms that prohibit the training, retraining, or fine-tuning of models using such Inputs and (B) do not retain or use such Inputs for any purpose other than generating responses for the Company or any of its Subsidiaries, (iii) since January 1, 2024, neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint from any Person (including any Governmental Entity) concerning the Company’s or any of its Subsidiaries’ development, implementation, deployment or use of Generative AI Tools, (iv) the Company and its Subsidiaries comply, and since January 1, 2024, have complied, in all material respects with all applicable Laws related to the development, training, implementation, deployment or use of Generative AI Tools by the Company or its Subsidiaries, and (v) the Company and its Subsidiaries have implemented and maintain reasonable technical safeguards and written policies governing the use of Generative AI Tools by their respective employees and contractors, which, to the Knowledge of the Company, have been complied with in all material respects.

(m)          For purposes of this Agreement:

(i)            “Company IT Assets” means any and all IT Assets owned, leased or licensed (or purported to be owned, leased or licensed) by the Company or any of its Subsidiaries.

(ii)           “Company Owned Intellectual Property” means Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(iii)          “Generative AI Tool” means any generative artificial intelligence technology or similar tools used for producing content (including in the form of text, images, audio or video), predictions, recommendations or decisions in response to prompts or other inputs.

(iv)          “Inputs” means any and all data, content or materials of any nature (including text, numbers, images, photos, graphics, video, audio or Software) used to develop, train, post-train, fine-tune, validate, test, improve or use any Generative AI Tools or machine learning, deep learning or other artificial intelligence models.

(v)           “Intellectual Property” means rights in or to any and all of the following, anywhere in the world: (A) trademarks, service marks, brand names, collective marks, Internet domain names, social media accounts and handles, logos, symbols, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (B) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (C) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, algorithms, source code, programs, strategies, formulae, drawings, prototypes, models (including any machine learning, deep learning or other artificial intelligence models), designs, customer and vendor lists, unpatentable discoveries and inventions (“Trade Secrets”); (D) copyrights in published and unpublished works of authorship (including website content, mobile applications, Software, databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (E) other intellectual property rights or proprietary rights throughout the world.

(vi)          “IT Assets” means computers, devices, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation.

(vii)         “Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “malware,” “ransomware” (in each case, as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (A) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (B) compromising the privacy or data security of a user or damaging, encrypting, or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

(viii)        “Personal Information” means any and all information that (A) alone or in combination with other information held by a party or any of its Subsidiaries can reasonably be used to identify an individual person, household, device or browser, or (B) is defined as “personally identifiable information,” “personal information,” “personal data” or any term similar to any of the foregoing under applicable Privacy and Security Requirements.

(ix)           “Privacy and Security Requirements” means all (A) applicable Laws, (B) contractual commitments of a party or any of its Subsidiaries, (C) publicly-facing statements, policies, or procedures adopted by a party or any of its Subsidiaries, and (D) industry and self-regulatory standards and codes of conduct to which a party or any of its Subsidiaries is contractually bound, including, as applicable, the Payment Card Industry Data Security Standard, in each of clause (A) through (D) of this definition, regarding privacy, cybersecurity, or data security.

(x)            “Process” or “Processing” means, with respect to data (including Personal Information), the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, disposal, destruction, or anonymization of such data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

(xi)           “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity, Internet domain name registrar, or social media platform.

(xii)          “Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all material documentation relating thereto.

3.20         Properties. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company or one of its Subsidiaries, (a) the Company or one of its Subsidiaries has good and marketable title to all the real property owned by the Company or one of its Subsidiaries (the “Company Owned Properties”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and (b) is the lessee or sublessee of all leasehold estates leased or subleased by the Company or one of its Subsidiaries (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or sublessee or, to the Knowledge of the Company, the lessor. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part. Section 3.20(a) of the Company Disclosure Schedule contains a complete and correct list as of the date hereof of all Company Owned Properties. Section 3.20(b) of the Company Disclosure Schedule contains a complete and correct list as of the date hereof of all Company Leased Properties, together with a list of all applicable leases or subleases (each, a “Lease”) and the name of the lessor or sublessor. There is no pending or, to the Knowledge of the Company, threatened condemnation proceedings against the Company Real Property.

3.21         Insurance.

(a)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. This Section 3.21(a) does not apply to insurance with respect to any Company Benefit Plan.

(b)           Section 3.21(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company Bank or its Subsidiaries, including the value of its BOLI, as of the date hereof. The value of such BOLI is and has since January 1, 2024 in all material respects been fairly and accurately reflected in the most recent balance sheet included in the Company SEC Reports in accordance with GAAP.

3.22         Accounting and Internal Controls.

(a)           The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of, or leased or provided as a service to, the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company. The Company and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on their respective financial statements. The Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b)           The Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2025, and such assessment concluded that such controls were effective. The Company previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the Audit Committee of the Company Board: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2025 and (ii) any communication since December 31, 2025 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. To the Knowledge of the Company, as of the date hereof there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c)           Since January 1, 2024, (A) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that the Company or any of its Subsidiaries, as applicable, has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any of its directors or officers. The Company has made available to Parent a summary of all complaints or concerns made since January 1, 2024 through the Company’s whistleblower hotline or equivalent system for receipt of Company employee concerns, as applicable regarding possible violations of Law.

3.23         Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.24         Loan Matters.

(a)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Company Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each outstanding Company Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Company Loan files are being maintained in accordance with the relevant notes or other credit or security documents and the Company’s written underwriting standards, in each case, with all applicable requirements of applicable Law.

(c)           None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (i) Company Loans or pools of Company Loans or (ii) participations in Company Loans or pools of Company Loans contain any obligation to repurchase such Company Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Company Loan.

(d)           Section 3.24(d) of the Company Disclosure Schedule sets forth a list of (i) each Company Loan that as of March 31, 2026 had an outstanding balance of $1,500,000 or more, (ii) each Company Loan that as of March 31, 2026 had an outstanding balance of $500,000 or more that (A) was contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) was on non-accrual status, or (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any Governmental Entity, and (iii) each asset of the Company or any of its Subsidiaries that, as of March 31, 2026, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Company Loans, and the book value thereof as of such date. For each Company Loan identified in accordance with the immediately preceding sentence, Section 3.24(d) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Company Loan and the identity of the borrower thereunder as of March 31, 2026.

(e)           There are no outstanding Company Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of the Company or its Subsidiaries, other than Company Loans that are subject to and that were made in compliance with Regulation O or that are exempt therefrom.

(f)            Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is now, nor has it ever been since January 1, 2024, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Company Loans.

(g)           Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, as to each Company Loan that is secured whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to the Company’s Knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by the Company or any of its Subsidiaries subject to the fulfillment of their obligations under the agreement with the Small Business Administration that arise after the date hereof.

3.25         Community Reinvestment Act Compliance. Company Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

3.26         Investment Securities.

(a)           Each of the Company and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries. Such securities are valued on the books of the Company and its Subsidiaries in accordance with GAAP in all material respects.

(b)           The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Since January 1, 2024, the Company and its Subsidiaries have been in compliance with such policies, practices and procedures in all material respects.

3.27         Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

3.28         Labor.

(a)           Neither the Company nor any of its Subsidiaries is, nor at any time since January 1, 2024 was, a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, and to the Knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any individual or group of individuals, including representatives of any labor union, workers’ council or labor organization, seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries.

(b)           There are no organized labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened (in writing), and neither the Company nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2024.

(c)           Each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to labor, employment or similar matters, including discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, and family and medical leave and employment terminations, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(d)           (i) No written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since January 1, 2024 against any individual in his or her capacity as an officer or director of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act (a “Company Insider”), (ii) since January 1, 2024, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insider, and (iii) there are no proceedings currently pending or, to the Knowledge of the Company, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any individual in his or her capacity as a Company Insider.

3.29         No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a)           No Subsidiary of the Company is required to be licensed or registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended.

(b)           No Subsidiary of the Company is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of the Company, as a result of their employment with such Subsidiary, is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable Law other than where such failure of any employee to be registered, licensed or qualified would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company.

3.30         No Additional Representations.

(a)           Except for the representations and warranties made by the Company in this Article 3 and representations and warranties contained in any certificates delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent or Merger Sub or any of their respective Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article 3 and representations and warranties contained in any certificates delivered pursuant to this Agreement, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent or Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or Merger Sub whatsoever, express or implied, beyond those expressly given by Parent or Merger Sub in Article 4 hereof and those contained in any certificates delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy of any information made available to the Company or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to the Company or any of its representatives.

Article 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article 4 shall be deemed to qualify (1) any other section of this Article 4 specifically referenced or cross-referenced and (2) other sections of this Article 4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Parent SEC Reports filed by Parent after January 1, 2024 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1           Corporate Organization.

(a)           Parent is a corporation duly incorporated and validly existing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. Parent Bank is a Hawaii state-chartered commercial bank duly formed and validly existing under the Laws of the State of Hawaii. Each of Parent, Merger Sub and Parent Bank has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent is duly registered as a bank holding company under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b)           True, complete and correct copies of the Parent Certificate and Parent Bylaws, as in effect as of the date of this Agreement, have previously been publicly filed by Parent and made available to the Company. The Parent Certificate and Parent Bylaws made available to the Company are in full force and effect. True, complete and correct copies of the articles of incorporation of Merger Sub and the bylaws of Merger Sub, as in effect as of the date of this Agreement, have been made available by Parent to the Company.

(c)           Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, each Subsidiary of Parent (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and, where such concept is recognized under applicable Law, in good standing under the Laws of its jurisdiction of organization and (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions to Parent, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Parent, threatened. Section 4.1(c) of the Parent Disclosure Schedule sets forth a list of all Subsidiaries of Parent (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries), the ownership interest of Parent in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and a description of the business of each Subsidiary (or, in the case of a Subsidiary that Parent considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary).

4.2           Capitalization.

(a)           The authorized capital stock of Parent consists of 300,000,000 shares of common stock, par value $0.01 per share (the “Parent Common Stock”), 50,000,000 shares of non-voting common stock, par value $0.01 per share (the “Parent Non-Voting Common Stock”), and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”).  As of the close of business on July 10, 2026 (the “Parent Capitalization Date”), there were (i) 121,676,249 shares of Parent Common Stock outstanding, including zero shares of Parent Common Stock granted in respect of outstanding restricted stock awards in respect of shares of Parent Common Stock (“Parent RSAs”), (ii) 20,980,385 shares of Parent Common Stock held in treasury, (iii) 479,319 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards in respect of shares of Parent Common Stock (“Parent RSUs”), (iv) 1,449,814 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding performance-based restricted stock unit awards in respect of shares of Parent Common Stock (“Parent PSUs” and together with the Parent RSAs and the Parent RSUs, the “Parent Equity Awards”) (assuming performance goals applicable to the Parent PSUs are satisfied at the maximum level), (v) 475,787 shares of Parent Common Stock reserved for issuance pursuant to future grants under the First Hawaiian, Inc. Employee Stock Purchase Plan (the “Parent ESPP”), (vi) zero shares of Parent Non-Voting Common Stock outstanding, (vii) zero shares of Parent Preferred Stock outstanding, (viii) 4,067,184 shares of Parent Common Stock available for future issuance under the First Hawaiian, Inc. 2025 Omnibus Incentive Compensation Plan and (ix) 59,389 shares of Parent Common Stock available for future issuance under the First Hawaiian, Inc. Amended & Restated 2016 Non-Employee Director Plan (together with the First Hawaiian, Inc. 2025 Omnibus Incentive Compensation Plan, the “Parent Stock Plans”). All of the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Upon issuance of any Parent Common Stock in accordance with the terms of the applicable Parent Stock Plans and Parent ESPP, such stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No trust preferred or subordinated debt securities of Parent are issued or outstanding. To the Knowledge of Parent, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent. No Subsidiary of Parent owns any shares of capital stock of Parent. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. Except pursuant to this Agreement and other than Parent Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a) and shares issuable in respect of rights granted under the Parent ESPP, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Non-Voting Common Stock, Parent Preferred Stock, Voting Debt of Parent or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Non-Voting Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. As of the date hereof, other than in connection with the satisfaction of withholding taxes under the Parent Equity Awards, there are no contractual obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any equity security of Parent or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Parent or its Subsidiaries or (ii) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of Parent capital stock or other securities under the Securities Act. There are no voting trusts or other agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the voting of Voting Debt. The shares of Parent Common Stock to be issued in the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)           Parent directly owns all of the outstanding stock of Parent Bank.

(c)            Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Parent are owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Parent Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, no Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3            Authority; No Violation.

(a)            Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and subject to the Parent Stockholder Approval and the other actions described in this Section 4.3(a), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved, and this Agreement has been duly adopted by the Parent Board and the Board of Directors of Merger Sub (the “Merger Sub Board”), as applicable, and the Parent Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its stockholders, and the Merger Sub Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of its sole shareholder. Except for (i) the approval of the Parent Share Issuance by the holders of a majority of the shares present in person or represented by proxy at a stockholders’ meeting duly called and held for such purpose and entitled to vote on the Parent Share Issuance (the “Parent Stockholder Approval”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Parent Bank and the approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. Parent, as Merger Sub’s sole shareholder, has approved this Agreement and the transactions contemplated hereby by written consent. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b)            Neither the execution and delivery of this Agreement, nor the consummation by Parent or Merger Sub of the Mergers or the other transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Certificate, Parent Bylaws or similar documents of Parent’s Subsidiaries (including Merger Sub), or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Law applicable to Parent or Merger Sub, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.4            Consents and Approvals. Except for (a) any applicable filing, notification or application with Nasdaq, including any required notification of listing of additional shares, (b) the filing with the SEC of the Joint Proxy Statement/Prospectus relating to the Company Special Meeting and the Parent Special Meeting, each to be held in connection with this Agreement and the transactions contemplated hereby, and the Form S-4 in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice and/or an application with the Federal Reserve pursuant to the BHC Act and regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the Hawaii Division of Financial Institutions and the California Department of Financial Protection and Innovation and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act of 1960, as amended, (f) the filing of the First Step Merger Filings with the California Secretary in connection with the Merger, (g) the filing of the Second Step Merger Filings and the other documents and filings required under the DGCL and the CCC in connection with the Second Step Merger, (h) the filing of applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective, (i) any required filings or notices with the offices of various states in connection with the establishment of branches and/or offices as a result of the Bank Merger, and (j) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the Parent Share Issuance, no consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the execution and delivery by Parent or Merger Sub of this Agreement or the Bank Merger Agreement or the consummation by Parent or Merger Sub of the Mergers, the Bank Merger and the other transactions contemplated by this Agreement. As of the date hereof, Parent is not aware of any reason relating to Parent or its Subsidiaries why the necessary regulatory approvals and consents from any Governmental Entity required for the consummation of the transactions contemplated hereby will not be received in order to permit consummation of the Mergers and the Bank Merger on a timely basis.

4.5            Reports.

(a)            Parent and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2024 with the Regulatory Agencies, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration, certification or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Subject to Section 9.11 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and Parent’s Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of Parent’s Subsidiaries since January 1, 2024, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of Parent’s Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of Parent’s Subsidiaries since January 1, 2024, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b)            An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent pursuant to the Securities Act or the Exchange Act since January 1, 2024 (the “Parent SEC Reports”) is publicly available. No such Parent SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC or any Regulatory Agency with respect to any of the Parent SEC Reports or any report, registration, statement or certification filed or furnished by Parent or any of its Subsidiaries with any Regulatory Agency.

(c)            Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.6            Financial Statements.

(a)            The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows and changes in stockholders’ equity and consolidated financial position of Parent and the Parent’s Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2024 maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has incurred nor is subject to any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2026, or (iii) in connection with this Agreement and the transactions contemplated hereby.

4.7            Broker’s Fees. Neither Parent nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Evercore Group L.L.C.

4.8            Absence of Changes.

(a)            Since December 31, 2025 through the date hereof, except with respect to the transactions contemplated hereby, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of the businesses.

(b)            Since December 31, 2025, no change or development or combination of changes or developments has occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.9            Compliance with Applicable Law.

(a)            Parent and each of its Subsidiaries hold, and have at all times since January 1, 2024 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of Parent, no suspension or cancellation of any such license, franchise, permit or authorization is threatened in writing, except where neither the failure to hold nor the cost of obtaining and holding such license, franchise, permit, or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries have complied with, and each are not in default or violation of, (A) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (B) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and (ii) Parent has no Knowledge of, and none of Parent, or any of its Subsidiaries has received from a Governmental Entity since January 1, 2024, written notice of, any defaults or violations of any applicable Law relating to Parent or any of its Subsidiaries.

(b)            Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, and (ii) none of Parent, any of its Subsidiaries, or any of their respective directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c)            Subject to Section 9.11, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking with, or is subject to any other Regulatory Agreement, nor has Parent or any Subsidiary of Parent been advised in writing since January 1, 2024 and prior to the date hereof by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. Parent and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither Parent nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either Parent or any of its Subsidiaries is not in compliance with any such Regulatory Agreement.

(d)            None of Parent, any of its Subsidiaries, or, to the Knowledge of Parent, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury Department, except, in each case of clauses (i) through (v), as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(e)            As of the date hereof, each of Parent and Parent Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither Parent nor Parent Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Parent Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

4.10          State Takeover Laws. No Takeover Law is applicable to this Agreement or the transactions contemplated hereby. Parent does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

4.11          Parent Benefit Plans.

(a)            Each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code has received a favorable determination, advisory or opinion letter from the IRS with respect to each such Parent Benefit Plan as to its qualified status under the Code, any such letter has not been revoked and, to the Knowledge of Parent, no fact or event has occurred that could reasonably be expected to materially adversely affect the qualified status of any such Parent Benefit Plan or the Tax exempt status of any such trust. For purposes of this Agreement, “Parent Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement, deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, employment agreement, consulting agreement, hospitalization or other medical or dental, life insurance (including any self-insured welfare arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence, short- or long-term disability, vacation benefits, health or fringe benefit plan, program, practice, policy, agreement or arrangement providing other compensation or benefits, in any case, for the benefit of any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries that is sponsored or maintained by Parent or any of its Subsidiaries, or to which Parent or any of its Subsidiaries contributes or is obligated to contribute, or to which any liability is borne by Parent or any of its Subsidiaries, whether or not written and whether or not funded.

(b)            Each Parent Benefit Plan (including any related trust) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, to the extent applicable, ERISA and the Code. There are no pending or, to Parent’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Parent Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to Parent or any of its Subsidiaries. None of Parent or any of its Subsidiaries has engaged in a transaction that would be reasonably likely to subject Parent or any of its Subsidiaries to a material tax or material penalty imposed by either Section 4975 or 4976 of the Code, in any case, that has not been fully satisfied.

(c)            All contributions required to be made by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued on the financial statements to the extent required under GAAP.

(d)            (i) No Parent Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan; (ii) none of Parent or its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or any plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; and (iii) none of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that has not been satisfied in full.

4.12          Opinion. The Parent Board has received an oral opinion from Evercore Group L.L.C., to be confirmed by delivery of a written opinion, that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.13          Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Joint Proxy Statement/Prospectus and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus (except for such portions thereof that relate only to the Company or any of the Company’s Subsidiaries or are within the reasonable control of the Company and the Company’s Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries in the Joint Proxy Statement/Prospectus or Form S-4.

4.14          Legal Proceedings.

(a)            Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, there is no suit, action, investigation, claim, or proceeding pending, or to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of the current or former directors or executive officers of Parent or any of its Subsidiaries.

(b)            Subject to Section 9.11, there is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Surviving Entity and its Subsidiaries, taken as a whole (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).

4.15          Material Contracts.

(a)            Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”).

(b)            In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Contract is a valid and legally binding agreement of Parent or one of its Subsidiaries, as applicable, and, to the Knowledge of Parent, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) Parent and each of its Subsidiaries has duly performed all obligations required to be performed by it prior to the date hereof under each Parent Contract, (iii) neither Parent nor any of its Subsidiaries, and, to the Knowledge of Parent, any counterparty or counterparties, is in breach of any provision of any Parent Contract, and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Parent or any of its Subsidiaries under any such Parent Contract or provide any party thereto with the right to terminate such Parent Contract.

4.16          Taxes. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent:

(a)            Parent and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are true, complete and accurate in all respects; and (ii) have fully and timely paid all Taxes that are due and payable or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, shareholder, independent contractor or other third party.

(b)            There are no audits, suits, proceedings, examinations or assessments pending or threatened in writing in respect of Taxes by the IRS or any state, local or foreign Tax authority and neither Parent nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of Taxes is pending or threatened.

(c)             No deficiencies in respect of Taxes have been asserted or assessments made against Parent or any of its Subsidiaries that have not been paid or resolved in full and neither Parent nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d)            No claim in respect of Taxes has been made against Parent or any of its Subsidiaries by any Tax authority in a jurisdiction where Parent or its Subsidiaries does not file Tax Returns that Parent or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e)            Parent is not, and during the past five (5) years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f)             No liens for Taxes exist with respect to any of the assets of Parent or any of its Subsidiaries, except for liens for Permitted Encumbrances. Neither Parent nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect.

(g)            Neither Parent nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which Parent was the common parent, (ii) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or as transferee or successor, (iii) is a party to or bound by any Tax sharing or allocation agreement (other than any such agreement exclusively between or among Parent and its Subsidiaries) or to any other contract to indemnify any other Person with respect to Taxes (in each case, other than ancillary provisions in commercial agreements not primarily related to Taxes), (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h)            None of Parent or any of its Subsidiaries has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provisions of state, local or foreign Law by reason of a change in accounting method, has any knowledge that any taxing authority has proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations.

(i)             Neither Parent nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j)             Parent has made available to the Company true and correct copies of the United States federal consolidated income Tax Returns filed by Parent and its Subsidiaries for each of the fiscal years ended December 31, 2024 and December 31, 2023.

(k)            None of Parent or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) to the Knowledge of Parent, in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part.

4.17          Intellectual Property; Information Security and Technology.

(a)            Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent: (i) Parent and each of its Subsidiaries solely owns, free and clear of all Liens other than Permitted Encumbrances, all Intellectual Property owned or purported to be owned by them (“Parent Owned Intellectual Property”), which is subsisting, and, to the Knowledge of Parent, all issued and granted items therein are valid and enforceable; (ii) Parent and each of its Subsidiaries own or otherwise have valid rights to use all Intellectual Property used in and material to the conduct of their respective businesses to the Knowledge of Parent; (iii) to the Knowledge of Parent, the operation of their respective businesses does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any third Person, and since January 1, 2024 neither Parent nor any of its Subsidiaries has received any written communication, or has been party to (or received any written threat of) any action, suit, proceeding or investigation, alleging the same or otherwise challenging the scope, ownership, enforceability or validity of any Parent Owned Intellectual Property; (iv) to the Knowledge of Parent, no third Person is infringing, diluting, misappropriating or otherwise violating any Parent Owned Intellectual Property; (v) Parent and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by Parent or any of its Subsidiaries, and such Trade Secrets have not been disclosed by Parent or any of its Subsidiaries to or, to the Knowledge of Parent, discovered by, any Person (other than directors, officers and employees of Parent or its Subsidiaries) except pursuant to written and binding non-disclosure agreements which, to the Knowledge of Parent, have not been breached; and (vi) each current and former employee or contractor of Parent or any of its Subsidiaries who developed Intellectual Property for or on behalf of Parent or any of its Subsidiaries has signed an agreement containing a present assignment to Parent or its applicable Subsidiary of all such Intellectual Property, and to the Knowledge of Parent, no such Person retains or claims to retain any right, title or interest in or to any such Intellectual Property.

(b)            Parent and its Subsidiaries solely own all IT Assets owned (or purported to be owned) by Parent or its Subsidiaries, free and clear of all Liens (other than Permitted Encumbrances), and otherwise have valid rights to use all the IT Assets used in and material to, or necessary for the conduct of, their respective businesses (“Parent IT Assets”).

(c)            The Parent IT Assets (i) operate and perform substantially as required by Parent and each of its Subsidiaries in connection with their respective businesses, (ii) have not malfunctioned, failed or experienced unscheduled downtime or substandard performance since January 1, 2024 in a manner that has caused, or would reasonably be expected to cause, disruption to the business operations of Parent or any of its Subsidiaries, and (iii) to the Knowledge of Parent, are free from Malicious Code or other bugs or defects that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(d)            Parent and each of its Subsidiaries have implemented commercially reasonable measures consistent with industry practices designed to (i) protect the confidentiality, integrity, operation and security of the Parent IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, encryption, modification or corruption, including backup, security and disaster recovery technology and procedures, and (ii) prevent the introduction of Malicious Code into the Parent IT Assets or into Software included in the Parent Owned Intellectual Property, including the use of firewall protections and regular scans for Malicious Code and access monitoring.

(e)            To the Knowledge of Parent, there has been no unauthorized use, access, interruption, unavailability, modification or corruption of any of the Parent IT Assets (or any information or transactions stored or contained therein or transmitted thereby) since January 1, 2024.

(f)             Parent and each of its Subsidiaries (i) have established and implemented written policies and organizational, physical, administrative and technical measures that are reasonable and consistent with industry practice and all applicable Privacy and Security Requirements, and (ii) are designed to be in material compliance, and have at all times since January 1, 2024, complied in all material respects, with all applicable Privacy and Security Requirements.

(g)            Since January 1, 2024, (i) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint from any Person (including any Governmental Entity) alleging, or providing notice of any investigation concerning, any noncompliance with any Privacy and Security Requirements, (ii) no Person has, to the Knowledge of Parent obtained any unauthorized access to or misused any Personal Information held or Processed by or on behalf of Parent or any of its Subsidiaries, and (iii) neither Parent nor any of its Subsidiaries have notified, or been required by the Privacy and Security Requirements to notify, any Person (including any Governmental Entity) with respect to any such unauthorized access or misuse.

(h)            (i) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, and to the Knowledge of Parent, no Generative AI Tools have been used in connection with the development or creation of any Parent Owned Intellectual Property in a manner that would result in the loss of, or impairment to, Parent’s or its Subsidiaries’ ownership of, or rights in, such Parent Owned Intellectual Property, (ii) to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has provided any Personal Information or Trade Secrets of, or held or controlled by, Parent or any of its Subsidiaries as Inputs to any Generative AI Tools, other than enterprise Generative AI Tools that (A) are subject to written terms that prohibit the training, retraining, or fine-tuning of models using such Inputs and (B) do not retain or use such Inputs for any purpose other than generating responses for Parent or any of its Subsidiaries, (iii) since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint from any Person (including any Governmental Entity) concerning Parent’s or any of its Subsidiaries’ development, implementation, deployment or use of Generative AI Tools, (iv) Parent and its Subsidiaries comply, and since January 1, 2024, have complied, in all material respects with all applicable Laws related to the development, training, implementation, deployment or use of Generative AI Tools by Parent or its Subsidiaries, and (v) Parent and its Subsidiaries have implemented and maintain reasonable technical safeguards and written policies governing the use of Generative AI Tools by their respective employees and contractors, which, to the Knowledge of Parent, have been complied with in all material respects.

4.18          Properties. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent or a Subsidiary of Parent, (a) Parent or one of its Subsidiaries has good and marketable title to all the real property owned by Parent or one of its Subsidiaries (the “Parent Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and (b) is the lessee or sublessee of all leasehold estates leased or subleased by Parent or one of its Subsidiaries (collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or sublessee or, to the Knowledge of Parent, the lessor. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, none of Parent or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part. There is no pending or, to the Knowledge of Parent, threatened condemnation proceedings against the Parent Real Property.

4.19          Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries are in compliance, and have since January 1, 2024 complied, with any applicable Environmental Laws; (b) there are no proceedings, claims, actions, or, to the Knowledge of Parent, investigations of any kind, pending, or, to the Knowledge of Parent, threatened, by any Person, court, agency, or other Governmental Entity or any arbitral body, against Parent or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or investigation; (c) there are no agreements, orders, judgments or decrees by or with any court, Regulatory Agency or other Governmental Entity, or any agreements, indemnities or settlements with any Person that impose any liabilities or obligations under, relating to or in respect of any Environmental Law; and (d) to the Knowledge of Parent, there are, and have been since January 1, 2024, no Releases of any Hazardous Substances at any property currently or formerly owned, operated or leased by Parent or any of its Subsidiaries under circumstances which could reasonably be expected to result in liability to or claims against Parent or its Subsidiaries relating to any Environmental Law.

4.20          Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, and Parent and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. This Section 4.20 does not apply to insurance with respect to any Parent Benefit Plan.

4.21          Accounting and Internal Controls.

(a)            The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of, or leased or provided as a service to, Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on their respective financial statements. Parent has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b)            Parent’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2025, and such assessment concluded that such controls were effective. Parent previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the Audit Committee of the Parent Board: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. Parent has made available to the Company (i) a summary of any such disclosure made by management to Parent’s auditors and audit committee since December 31, 2025 and (ii) any communication since December 31, 2025 made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. To the Knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c)            Since January 1, 2024, (A) none of Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to the Parent Board or any committee thereof or to any of its directors or officers.

4.22         Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception), and are in full force and effect. Parent and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Parent, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.23         Loan Matters. Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Parent, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which Parent or any Subsidiary of Parent is a creditor (collectively, “Parent Loans”) (including Parent Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Parent Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Parent Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Parent Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Parent Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.24          Community Reinvestment Act Compliance. Parent Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

4.25          Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, of the type required to be reported in any Parent SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

4.26          Investment Securities.

(a)            Each of Parent and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Parent or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Parent and its Subsidiaries. Such securities are valued on the books of Parent and its Subsidiaries in accordance with GAAP in all material respects.

(b)            Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of such businesses. Since January 1, 2024, Parent and its Subsidiaries have been in compliance with such policies, practices and procedures in all material respects.

4.27          Reorganization. None of Parent or any of its Subsidiaries has taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.28          Labor.

(a)            Neither Parent nor any of its Subsidiaries is, nor at any time since January 1, 2024 was, a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, and to the Knowledge of Parent, there are no organizational campaigns, petitions or other activities or proceedings of any individual or group of individuals, including representatives of any labor union, workers’ council or labor organization, seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Parent or any of its Subsidiaries.

(b)            There are no organized labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Parent, threatened (in writing), and neither Parent nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2024.

(c)            Each of Parent and its Subsidiaries is in compliance with all applicable Laws relating to labor, employment or similar matters, including discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, and family and medical leave and employment terminations, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied.

(d)            (i) No written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since January 1, 2024 against any individual in his or her capacity as an officer or director of Parent who is subject to the reporting requirements of Section 16(a) of the Exchange Act (a “Parent Insider”), (ii) since January 1, 2024, neither Parent nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Parent Insider, and (iii) there are no proceedings currently pending or, to the Knowledge of Parent, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any individual in his or her capacity as a Parent Insider.

4.29          No Additional Representations.

(a)            Except for the representations and warranties made by Parent and Merger Sub in this Article 4 and representations and warranties contained in any certificates delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or Merger Sub, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent or Merger Sub, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Parent or Merger Sub in this Article 4 and representations and warranties contained in any certificates delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)            Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company whatsoever, express or implied, beyond those expressly given by the Company in Article 3 hereof and those contained in any certificates delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of information made available to Parent or Merger Sub or any of their respective representatives. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Parent or Merger Sub or any of their respective representatives.

Article 5
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1            Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement in accordance with Article 8, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule), required by Law or as consented to in writing by Parent or the Company, as applicable (such consent not to be unreasonably withheld, conditioned or delayed), each of the Company and Parent shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, key employees and advantageous business relationships, and (c) take no action (i) that would reasonably be expected to adversely affect or delay the ability of either the Company or Parent to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (ii) that is reasonably expected to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not being capable of being satisfied in a timely manner.

5.2            Company Forbearances. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a)            (i) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock or other equity interests or voting securities, or securities convertible, whether currently convertible or convertible only after the passage of time or the occurrence of certain events, or exchangeable into, or exercisable for, any shares of its capital stock or other equity interests or voting securities, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or voting securities or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock or other equity interests or voting securities, or securities convertible, whether currently convertible or convertible only after the passage of time or the occurrence of certain events, or exchangeable into, or exercisable for, any shares of its capital stock or other equity interests or voting securities, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or voting securities or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants, in each case of clauses (i) and (ii), except (x) as required pursuant to the exercise or settlement of Company Equity Awards outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan or award agreement in effect on the date hereof or (y) for Company Equity Awards issued after the date hereof as contemplated by this Agreement.

(b)            (i) Make, declare, pay, set a record date for, or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or other equity interests or voting securities (other than (A) authorized dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries, (B) regular quarterly dividends on shares of Company Common Stock of $0.36 per share (and corresponding dividends or dividend equivalents in respect of Company Equity Awards) and (C) regular distributions on outstanding trust preferred securities in accordance with their terms) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or other equity interests or voting securities or any securities or obligations convertible, whether currently convertible or convertible only after the passage of time or the occurrence of certain events, into or exchangeable into or exercisable for any shares of its capital stock or other equity interests or voting securities, excluding, in any case of this Section 5.2(b), the redemption, purchase or acquisition of Company Common Stock by the Company in connection with the satisfaction of the exercise price or withholding Taxes relating to any Company Equity Award issued under a Company Stock Plan, in each case, in accordance with past practice and the terms of the applicable award agreements.

(c)            In each case except for transactions in the ordinary course of business, materially amend, waive any material provision of, release or assign any material rights under, terminate, or enter into any Material Contract, or enter into any contract that would constitute a Material Contract if it were in existence on the date hereof; provided, that any normal renewal of a Material Contract shall not be deemed to be in the ordinary course of business for purposes of this Section 5.2(c) if such renewal contains material adverse changes to terms with respect to the Company or its Subsidiaries.

(d)            Sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse or expire, cancel, abandon or otherwise create any Lien on or otherwise dispose of or discontinue any of its material assets, deposits, business or properties (other than Intellectual Property), or, excluding any intercompany indebtedness or claims, cancel, release or assign any material indebtedness owed to, or any material claims held by, the Company or any of its Subsidiaries, except in each case of this Section 5.2(d) for (i) sales, transfers, mortgages, leases, guarantees, encumbrances, non-exclusive licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business, (ii) any such transaction that is not material to it and its Subsidiaries, taken as a whole, and (iii) pursuant to contracts in force as of the date of this Agreement.

(e)            Sell, transfer, mortgage, guarantee, encumber, license, let lapse or expire, cancel, abandon, or otherwise create any Lien on or otherwise dispose of any material Company Owned Intellectual Property, other than (i) non-exclusive licenses granted in the ordinary course of business, (ii) lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business or (iii) expiration or lapse at the end of such Intellectual Property’s maximum statutory term.

(f)            Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of, or make an investment in, any other entity, whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, formation of a joint venture or otherwise, except (i) in a transaction that is not material to the Company and its Subsidiaries, taken as a whole or (ii) purchases of loans and loan participations pursuant to Section 5.2(o), which will exclusively govern such acquisitions of loans and loan participations hereunder.

(g)            Amend the Company Articles or the Company Bylaws, or similar governing documents of any of its Subsidiaries.

(h)            Except as required under applicable Law or the terms of this Agreement or any Company Benefit Plan in effect as of the date hereof (i) increase in any manner the compensation, bonus or pension, welfare, severance or other similar benefits of any of the current or former directors, officers, employees or individual consultants of the Company or its Subsidiaries, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Company Benefit Plan or plan that would be a Company Benefit Plan if in effect as of the date hereof, (iii) grant any new equity award, (iv) grant, pay or increase (or commit to grant, pay or increase) any severance, retirement or termination pay, (v) accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vii) terminate the employment or services of any officer, employee or individual consultant other than for cause or in the ordinary course of business with respect to employees or individual consultants with an annual base salary or annual base compensation (as applicable) not in excess of $200,000, (viii) enter into any collective bargaining or other agreement with a labor organization, (ix) forgive or issue any loans to any current or former officer, employee or director of the Company or its Subsidiaries (other than loans issued on terms as offered to the public) or (x) hire or promote any officer, employee or individual consultant except in the ordinary course of business for positions that are below the level of Senior Vice President and that have an annual base salary not in excess of $200,000; provided, that, if Parent does not respond to a request for consent under this Section 5.2(h)(x) within three (3) full Business Days after receiving such request (with all reasonably required information to evaluate such request), Parent shall be deemed to have consented to the request.

(i)             Other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit, brokered deposits or other customary banking products and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(j)             (i) Enter into any new line of business or (ii) other than in the ordinary course of business consistent with past practice, materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, securitization and servicing policies, including any material change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio, any segment thereof or individual loans, except as required by applicable Law or any Regulatory Agency.

(k)            Other than with the prior written consent of Parent, materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(l)             Enter into any settlement, compromise or similar agreement with respect to any action, suit, claim, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement (other than any action, suit, claim, order or investigation with respect to Taxes, which shall be governed by clause (r)), which settlement, compromise, agreement or action, suit, claim, proceeding, order or investigation requires payment by the Company or any of its Subsidiaries or that would impose any material restriction on the business of it or its Subsidiaries, Parent or the Surviving Entity.

(m)           Other than in prior consultation with Parent, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its Subsidiaries or waive any material fees with respect thereto.

(n)            Except as required by applicable Law or by a Regulatory Agency, implement or adopt any material change in its interest rate and other risk management policies, procedures or practices.

(o)            Except for Company Loans or commitments for Company Loans that have been approved by the Company prior to the date of this Agreement:

(i)             make any Company Loan or Company Loan commitment that would exceed:

(A)            $15,000,000, in the case of a pass-rated commercial loan that is secured (including by real estate, equipment, vehicles, accounts receivable, inventory, cash or marketable securities, or any other tangible asset), when aggregated with all outstanding loans of the type described in this clause (A) that are made to such Person and any Affiliate of such Person;

(B)            $5,000,000, in the case of a pass-rated commercial loan that is unsecured, when aggregated with all outstanding loans of the type described in this clause (B) that are made to such Person and any Affiliate of such Person;

(C)            $5,000,000, in the case of a pass-rated consumer or mortgage loan, when aggregated with all outstanding loans of the type described in this clause (C) that are made to such Person and any Affiliate of such Person; or

(D)            in the case of any loan or extension of credit or renewal thereof that is “Special Mention” or a worse category (as determined in the ordinary course of business consistent with past practice under the Company’s and its Subsidiaries’ lending policies in effect as of the date hereof):

(1)     $7,500,000 if secured (including by real estate, equipment, vehicles, accounts receivable, inventory, cash or marketable securities, or any other tangible asset), when aggregated with all outstanding loans of the type described in this clause (D)(1) that are made to such Person and any Affiliate of such Person; or

(2)     $2,500,000 if unsecured, when aggregated with all outstanding loans of the type described in this clause (D)(2) that are made to such Person and any Affiliate of such Person;

excluding, in each case of this clause (i), any individual consumer or mortgage loan in an amount less than $5,000,000;

(ii)           purchase any loans in excess of $5,000,000 in the aggregate in any calendar month;

(iii)          sell any loans in excess of $5,000,000 in the aggregate in any calendar month, excluding sales of Fannie Mae or Freddie Mac loans;

(iv)          purchase or sell loan participations or syndications in excess of $25,000,000 individually; or

(v)           enter into any transactions described in clauses (ii) through (iv), excluding sales of residential mortgage loans, if such transactions in the aggregate exceed $50,000,000 in any calendar quarter;

in each case of this Section 5.2(o), without first submitting a copy of the loan write-up containing the information customarily submitted to the Loan Committee of Company Bank to the chief credit officer of Parent two (2) full Business Days prior to taking such action; provided, that, if Parent does not respond to a request for consent under this Section 5.2(o) within two (2) full Business Days after receiving such request together with the loan write-up, Parent shall be deemed to have consented to the request; provided, further, that any new Company Loan or Company Loan commitment to any existing borrower that is less than $2,000,000 will not require Parent’s prior written consent, regardless of the aggregate amount of all outstanding loans or commitments or renewals or extensions thereof made to such borrower or such borrower’s Affiliates or immediate family members; provided, further, that except as otherwise expressly provided herein, renewals, extensions, modifications or changes in terms do not constitute a new loan or commitment for purposes of this Section 5.2(o).

(p)            Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(q)            Make, or commit to make, any capital expenditures in amounts exceeding by more than five percent in the aggregate the capital expenditures budget of the Company set forth on Section 5.2(q) of the Company Disclosure Schedule.

(r)             Pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any Affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than (i) Company Loans originated in the ordinary course of business, (ii) with respect to routine banking relationships, (iii) business expense advancements or reimbursements or (iv) in the case of any such arrangements or agreements relating to compensation, benefits, severance or termination pay or related matters, to the extent not otherwise prohibited by this Section 5.2.

(s)            (i) Make, change or rescind any material Tax election, change or consent to any change in it or its Subsidiaries’ material method of accounting for Tax purposes or Tax accounting periods (except as required by applicable Tax Law), settle or compromise any Tax liability, claim, audit, dispute or assessment relating to any income or other material Taxes, enter into any closing agreement or similar agreement with a Tax authority with respect to income or other material Taxes, waive or extend any statute of limitations with respect to income or other material Taxes, surrender any right to claim a refund for income or other material Taxes, or file any income or other material amended Tax Return or (ii) take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(t)             Implement or adopt any material change in its financial accounting principles or methods, other than as may be required by GAAP.

(u)            Merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X under the Exchange Act with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any such Subsidiary.

(v)            Except in the ordinary course of business consistent with past practice, enter into, materially amend, terminate or waive any community sponsorship, community reinvestment, charitable giving or similar community commitment (for the avoidance of doubt, excluding low income housing tax credits (LIHTC) investments).

(w)           Agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2.

5.3            Parent Forbearances. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a)            amend the Parent Certificate or the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, or adversely affect the holders of Company Common Stock relative to other holders of Parent Common Stock;

(b)            take any action, whether through amendment of the organizational documents of Parent or Parent Bank or otherwise, to increase the size of the Parent Board or the Board of Directors of Parent Bank;

(c)            adjust, split, combine or reclassify any capital stock of Parent or make, declare or pay any extraordinary dividend on any capital stock of Parent;

(d)            take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(e)            knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Parent or its Subsidiaries to consummate the transactions contemplated hereby or thereby; or

(f)            agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

Article 6
ADDITIONAL AGREEMENTS

6.1            Regulatory Matters.

(a)            Parent and the Company shall promptly prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included, and the parties shall use their reasonable best efforts to make such filings no later than forty-five (45) calendar days following the date of this Agreement. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filings, and the Company and Parent shall thereafter mail or deliver the Joint Proxy Statement/Prospectus to their respective shareholders or stockholders, as applicable. Parent and the Company shall use their reasonable best efforts to keep the Form S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. Parent shall also use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b)            The parties shall cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) calendar days of the date of this Agreement), and (ii) obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the Mergers, the Bank Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such third parties or Governmental Entities. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith, including the furnishing of any information and any reasonable undertakings or commitments that may be required to obtain the Requisite Regulatory Approvals, and shall respond as promptly as reasonably practicable to the requests of Governmental Entities for documents and information. The Company and Parent shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on, in each case subject to applicable Laws and Section 9.11, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement, other than any portions thereof that contain competitively sensitive business information, proprietary information or confidential supervisory information filed under a claim of confidentiality. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing or submission, as applicable, and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business information, proprietary information or confidential supervisory information filed under a claim of confidentiality. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations (collectively the “Approvals”) of all third parties, Regulatory Agencies and Governmental Entities necessary or advisable to consummate the Mergers, the Bank Merger and the other transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to such Approvals and the completion of the Mergers, the Bank Merger and the other transactions contemplated by this Agreement. As used in this Agreement, “Requisite Regulatory Approvals” means (i) all regulatory consents, registrations, approvals (and the expiration or termination of all statutory waiting periods in respect thereof), permits, notices and authorizations required to be obtained prior to and in order to effect the consummation of the Merger, the Second Step Merger and the Bank Merger by the Company, Parent, Merger Sub or any of their respective Subsidiaries from the Federal Reserve, the FDIC, the Hawaii Division of Financial Institutions and the California Department of Financial Protection and Innovation or (ii) as set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger, the Second Step Merger and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on the Surviving Entity.

(c)            Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the time of filing, at the date of mailing to the stockholders or shareholders of Parent and the Company, as applicable, and at the time of the Parent Special Meeting and the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading, and (iii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Parent and the Company further agrees that, if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof.

(d)            In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to respond to any request for information, resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, and avoid the entry of, or have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or the Company or any of their respective Subsidiaries, and neither Parent nor the Company nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Mergers and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(e)            Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed. Each party shall (i) consult with the other in advance of any material meeting or conference with any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement (other than any non-material and routine communications between either party or its respective counsel and any Governmental Entity), (ii) to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in any material meeting or conference with the Federal Reserve, the FDIC or the California Department of Financial Protection and Innovation that relates to an application with such Governmental Entity in connection with the Mergers, the Bank Merger or the other transactions contemplated by this Agreement, and (iii) shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity in connection with or affecting the transactions contemplated by this Agreement if the other party does not attend or participate in such meeting, to the extent permitted by such Governmental Entity and subject to applicable Law and Section 9.11.

6.2            Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its, and cause its Subsidiaries to use their, reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Mergers, the Bank Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article 7 hereof.

6.3            Access to Information.

(a)            Upon reasonable notice and subject to applicable Laws, for the purposes of preparing for the Mergers, the Bank Merger and the other matters contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other Representatives of Parent, reasonable access, during normal business hours during the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel, information technology systems and records, and the Company and its Subsidiaries and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking Laws (other than reports or documents that the Company is not permitted to disclose under applicable Law), (ii) all other information concerning its business, properties and personnel as Parent may reasonably request and (iii) access to the necessary information (including the Company’s own good faith estimates as available and third-party reports, if any, commissioned by the Company at Parent’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of the Company in connection with the consummation of the transactions contemplated by this Agreement; provided, that the Company shall, and shall cause its Subsidiaries to, cooperate with Parent in preparing to execute after the Effective Time the conversion or consolidation of data, systems and business operations generally and in preparing for compliance with the regulatory requirements that will apply to Parent and its Subsidiaries following the Effective Time, which cooperation and preparations will include the assessment by Parent after the date hereof of the information technology systems of the Company and its Subsidiaries; provided, further, that any investigation or request pursuant to this Section 6.3(a) shall not interfere unreasonably with normal operations of the Company and its Subsidiaries. Upon the reasonable request of the Company, Parent shall furnish such reasonable information about it and its business as is reasonably relevant to the Company and its stockholders. Neither the Company nor Parent, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information to the extent such access or disclosure would violate or prejudice the rights of such party’s or its Subsidiaries’ customers, jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. In addition to the foregoing, the Company shall use reasonable best efforts to provide Parent on a monthly basis with a listing of all new and renewed Company Loans and loan modifications, payoffs of Company Loans and purchases of Company Loans in the preceding month; provided, that the Company shall use reasonable best efforts to provide Parent on a weekly basis with a listing of all originated Company Loans in excess of $5,000,000 in the preceding week.

(b)            All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between Parent and the Company dated as of March 20, 2026 (as amended, modified and supplemented, the “Confidentiality Agreement”).

(c)            No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement and nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.4            Shareholder Approval and Stockholder Approval.

(a)            The Company shall call the Company Special Meeting to be held as soon as reasonably practicable after the Form S-4 is declared effective, and in any event within sixty (60) calendar days after the Form S-4 is declared effective, for the purpose of obtaining (a) the Company Shareholder Approval required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby. The Company and the Company Board shall use their reasonable best efforts to obtain from the shareholders of the Company the Company Shareholder Approval, including by communicating to the shareholders of the Company the recommendation of the Company Board (and including such recommendation in the Joint Proxy Statement/Prospectus) that the shareholders of the Company approve this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”). The Company and the Company Board shall not (i) withhold, withdraw, modify or qualify in a manner adverse to Parent the Company Board Recommendation, (ii) fail to make the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Company Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Company Special Meeting) after an Acquisition Proposal is made public or any request by Parent to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Company Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Company Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Company Board Recommendation, the Company Board may, prior to the receipt of the Company Shareholder Approval, submit this Agreement and the transactions contemplated hereby to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by Law; provided, that the Company Board may not take any actions under this sentence unless it (A) gives Parent at least four (4) Business Days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by Parent and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Company Board Recommendation. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4(a) and will require a new notice period as referred to in this Section 6.4(a). The Company shall adjourn or postpone the Company Special Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Special Meeting shall be convened and this Agreement and the transactions contemplated hereby shall be submitted to the shareholders of the Company at the Company Special Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation.

(b)            Prior to and in conjunction with the occurrence of the Company Special Meeting, the Company will take action to direct the trustee of the Company ESOP to comply with the requirement of Section 409(e) of the Code with respect to permitting the ESOP participants to direct the trustee with respect to the voting of shares of Company Common Stock allocated to their respective ESOP accounts (the “Pass-Through Vote”). The Company will provide the trustee with disclosure materials to be provided to ESOP participants in connection with the Pass-Through Vote, which shall include a recommendation that participants approve the transactions contemplated by this Agreement. The Company will use its commercially reasonable best efforts to solicit and obtain such participant approval. The Company will consider in good faith and incorporate reasonable comments provided by Parent and its advisors to such disclosure statement. The parties acknowledge that the trustee of the Company ESOP is obligated to conduct such Pass-Through Vote confidentially and in a manner consistent with the trustee’s obligations under ERISA.

(c)            Parent shall call the Parent Special Meeting to be held as soon as reasonably practicable after the Form S-4 is declared effective, and in any event within sixty (60) calendar days after the Form S-4 is declared effective, for the purpose of obtaining (a) the Parent Stockholder Approval required in connection with the Parent Share Issuance and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a share issuance in connection with a merger or the transactions contemplated hereby. Parent and the Parent Board shall use their reasonable best efforts to obtain from the stockholders of Parent the Parent Stockholder Approval, including by communicating to the stockholders of Parent the recommendation of the Parent Board (and including such recommendation in the Joint Proxy Statement/Prospectus) that the stockholders of Parent approve the Parent Share Issuance (the “Parent Board Recommendation”). Parent and the Parent Board shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the Company the Parent Board Recommendation, (ii) fail to make the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (iii)  adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Parent Board Recommendation, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Parent Special Meeting) after an Acquisition Proposal is made public or any request by Parent to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Parent Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Parent Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Parent Board Recommendation, the Parent Board may, prior to the receipt of the Parent Stockholder Approval, submit the Parent Share Issuance to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Parent Board may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by Law; provided, that the Parent Board may not take any actions under this sentence unless it (A) gives the Company at least four (4) Business Days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the Company and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Parent Board Recommendation. Parent shall adjourn or postpone the Parent Special Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Parent has not received proxies representing a sufficient number of shares necessary to obtain the Parent Stockholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Parent Special Meeting shall be convened and the Parent Share Issuance shall be submitted to the stockholders of Parent at the Parent Special Meeting, and nothing contained herein shall be deemed to relieve Parent of such obligation.

(d)            Each of Parent and the Company shall use its reasonable best efforts to cause the Company Special Meeting and the Parent Special Meeting to occur as soon as reasonably practicable and on the same date and to set the same record date for such meetings. Such meetings may be held virtually, subject to applicable Law and the organizational documents of each party.

6.5            Nasdaq Listing. Prior to the Closing Date, Parent shall file with Nasdaq any required notices, notifications, applications or forms, including any required notification of listing of additional shares, with respect to the shares of Parent Common Stock to be issued in the Merger in accordance with Nasdaq’s rules.

6.6            Employee Matters.

(a)            During the period commencing at the Effective Time and ending on the date that is twelve (12) months following the Effective Time, the Surviving Entity shall, or shall cause its Subsidiaries to, provide each employee who is actively employed by the Company or any of its Subsidiaries on the Closing Date (each, a “Continuing Employee”) while employed by Parent or any of its Subsidiaries following the Effective Time with: (i) base salary or wages, as applicable, no less favorable than the base salary or wages provided to such Continuing Employee immediately prior to the Closing; (ii) annual cash bonus opportunities no less favorable than the annual cash bonus opportunities provided to such Continuing Employee immediately prior to the Closing; and (iii)  pension, fringe and welfare benefits (excluding defined benefit pension, equity and long-term incentive compensation, severance, and deferred compensation benefits) which are no less favorable in the aggregate than the employee benefits provided to such Continuing Employee immediately prior to the Closing.

(b)            Upon a Continuing Employee’s enrollment in a Parent Benefit Plan, such Continuing Employee will, consistent with the provisions of Section 6.6(a) above, become a participant in such Parent Benefit Plan on the same terms and conditions as similarly situated employees of Parent. Without limiting the generality of the foregoing, prior service credit for each Continuing Employee’s service with the Company and its Subsidiaries (and their respective predecessors), except as expressly provided otherwise herein, shall be given by Parent and its Subsidiaries with respect to all Parent Benefit Plans to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit pension plan. If any Continuing Employee becomes eligible to participate in any Parent Benefit Plan that provides medical, vision, prescription drug, hospitalization or dental benefits, Parent shall use commercially reasonable efforts to (a) cause any pre-existing condition limitations or eligibility waiting periods under such Parent Benefit Plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation or waiting period would have been waived or satisfied under the corresponding Company Benefit Plan in which such Continuing Employee participated, and (b) recognize for purposes of annual deductible, co-pay and out-of-pocket limits under such Parent Benefit Plan, deductible, co-pays and out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under any Company Benefit Plan during the plan year in which they commence participation in such Parent Benefit Plan.

(c)            If requested in writing by Parent at least ten (10) Business Days prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective not later than the day immediately prior to the Closing, any Company Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. In the event that Parent requests that such plan(s) be terminated, the Company shall provide Parent with evidence that such plan(s) has been terminated and amended, as applicable, not later than the day immediately preceding the Closing. The Company shall provide Parent with drafts of any amendments and termination resolutions to cause the termination of any Company Benefit Plan required by this Section 6.6(c) reasonably in advance of the adoption thereof, and such amendments and resolutions shall be subject to the reasonable review and approval of Parent (not to be unreasonably withheld, conditioned or delayed). Effective as of the Closing, Parent shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code, which plan shall accept the rollover of account balances in cash, plus any promissory notes evidencing all outstanding loans, of each participant in the Company Benefit Plans terminated under this Section 6.6(c), provided, that such participant is a Continuing Employee.

(d)

(i)             Effective as of the Closing, the Company shall amend and terminate the ESOP, by adoption of a form of an amendment, which shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld, conditioned or delayed (the “ESOP Amendment”) to: (1)  freeze participation and discontinue benefit accruals (but permit contributions with respect to benefits accrued prior to the Closing); (2) permit distributions to participants of their account balances as provided herein; (3) fully vest all accounts; and (4) make any other necessary changes required by applicable legal requirements so that the Company ESOP remains a tax-qualified plan under Section 401(a) of the Code on the date of termination. The ESOP Amendment shall not alter the protected benefits of participants.

(ii)            The Company shall provide Parent with evidence that the ESOP has been amended and terminated as applicable with an effective date not later than the Closing.

(iii)           Promptly following the Closing, the Company or its successor will apply for a favorable determination from the IRS with respect to the Company’s application on IRS Form 5310 submitted in conjunction with the termination of the ESOP (the “IRS Determination”).

(iv)           As soon as reasonably practicable following the Closing, participants in the ESOP who remain employed by Parent or an Affiliate thereof will be provided an election to receive a preliminary distribution from the ESOP of up to eighty percent (80%) of the value of their respective account balances for distribution in accordance with the terms of the ESOP; provided, however, such amounts may only be payable in a lump sum distribution. As soon as practicable following the receipt of the IRS Determination, the trustee, at the direction of the Company or its successor, shall distribute all remaining account balances in accordance with the terms of the Company ESOP.

(v)            Effective as of the Closing, Parent shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code, which plan shall accept the rollover of account balances in cash (and not Parent Common Stock) of each participant in the Company ESOP, provided, that such participant is a Continuing Employee.

(e)            Notwithstanding the foregoing, and if requested by Parent, each Company Benefit Plan that is terminated pursuant to Section 6.6(c) above will be submitted to the Internal Revenue Service for a favorable determination letter in connection with the Company Benefit Plan’s termination. If a favorable determination letter is sought for a terminated Company Benefit Plan that is terminated pursuant to Section 6.6(c), then the amounts available for distribution to the Company Benefit Plan’s participants (and, at each participant’s election, rollover to the Parent’s defined contribution plan) will be limited to eighty percent (80%) of the participant’s account balance, with the remainder of the account balance distributed or rolled over, as applicable, following receipt of the favorable determination letter.

(f)             From the date hereof until the earlier of the Effective Time or the termination of this Agreement, the Company and its Subsidiaries shall not make any written communications to any of their employees regarding compensation, benefits or other employment-related matters, in each case, affected by the transactions contemplated by this Agreement that are inconsistent with any talking points agreed to by the Company and Parent unless the Company or such Subsidiary first consults with Parent and reflects any reasonable comments received from Parent.

(g)            Nothing contained in this Agreement shall, or is intended to, (i) be treated as an amendment or modification of any particular Company Benefit Plan or Parent Benefit Plan, (ii) alter or limit the ability of Parent, the Company or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan or Parent Benefit Plan, (iii) alter or limit the ability of Parent, the Company or any of their respective Affiliates to terminate the employment of any Continuing Employee at any time for any reason whatsoever, with or without cause, or (iv) except as otherwise specifically provided in Section 6.7, create any third-party beneficiary rights in any person or entity not a party to this Agreement, including any employee, officer, director or consultant of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, whether with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or any of their respective Affiliates or under any Parent Benefit Plan or otherwise.

(h)            Following the Second Effective Time, Parent shall cause the Surviving Entity and the Subsidiaries of the Surviving Entity to satisfy their obligations under this Section 6.6.

6.7            Indemnification; Directors’ and Officers’ Insurance.

(a)            From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless each present and former director, officer and employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, in each case to the extent they are indemnified by the Company or its Subsidiaries on the date hereof, and the Surviving Entity shall also advance expenses as incurred, in each case, to the fullest extent permitted under applicable Law; provided, that in the case of advancement of expenses, the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. The Surviving Entity shall reasonably cooperate with the Indemnified Parties in the defense of any such claim, action, suit, proceeding or investigation.

(b)            For a period of six (6) years following the Effective Time, the Surviving Entity will provide and cause to be maintained directors’ and officers’ liability insurance (“D&O Insurance”) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries (determined as of the Effective Time) arising from facts or events occurring at or before the Effective Time (including the transactions contemplated by this Agreement and the approval thereof), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by the Company; provided, however, that in no event shall the Parent or Surviving Entity be required to expend, on an annual basis, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by the Company for any such insurance (the “Premium Cap”); provided, further, that if such premiums for such insurance would at any time exceed the Premium Cap, Parent or the Surviving Entity shall obtain and cause to be maintained policies of insurance that provide, in the Surviving Entity’s good faith determination, the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent or the Company, in consultation with, but only upon the consent of Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap, and if such “tail” policy has been obtained prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect for its full term.

(c)            The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Entity will expressly assume the obligations set forth in this Section 6.7.

6.8            Exemption from Liability Under Rule 16(b)-3. Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock and Company Equity Awards into Parent Common Stock or Parent Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.8, the Company shall deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding the Company Insiders, and the Parent Board and the Company Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock or Parent Equity Awards by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.9            Acquisition Proposals.

(a)            Each party will not, will cause each of its Subsidiaries not to, and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.9) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.9) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Company Shareholder Approval, in the case of the Company, or the Parent Stockholder Approval, in the case of Parent, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data of such party, and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable Law; provided, that prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to a party, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of such party or 25% or more of any class of equity or voting securities of such party whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of such party whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such party whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party.

(b)      Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.10     Takeover Laws. No party nor any of their respective Boards of Directors will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. If any Takeover Laws become applicable to this Agreement or the transactions contemplated hereby or thereby, including the Merger, or may purport to be applicable to any of the foregoing, the parties and the members of their respective Boards of Directors shall take all reasonable action necessary, including granting such approvals and taking such actions as are necessary, to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement or the transactions contemplated hereby, including the Merger.

6.11     Notification of Certain Matters. The Company and Parent will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to a failure of a condition in Article 7; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; provided, further, that the delivery of any notice pursuant to this Section 6.11 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.12     Litigation. Each party shall give the other party prompt notice in writing of any shareholder or stockholder (as applicable) litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation. Each party shall give the other a reasonable opportunity to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. The Company shall not agree to settle any such litigation without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its Affiliates.

6.13     Treatment of Company Debt. Upon the Second Effective Time (or at the effective time of the Bank Merger for any debt of Company Bank), Parent, or Parent Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by the Company or Company Bank, as applicable, under the definitive documents governing the then-outstanding indebtedness, trust preferred securities and other instruments related thereto set forth on Section 6.13 of the Company Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (a) Parent shall, and shall cause Parent Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (b) the Company shall, and shall cause Company Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officers’ certificates or other documents and to provide any opinions of counsel to the trustee thereof, in each case, as required to make such assumption effective as of the Second Effective Time, or the effective time of the Bank Merger, as applicable.

6.14     Third-Party Consents and Agreements.

(a)      The parties shall use commercially reasonable efforts and shall reasonably cooperate with one another in order to obtain the consents or waivers from any third parties (that are not Governmental Entities) that are required to consummate, or are necessary or mutually agreed to be advisable in connection with, the transactions contemplated by this Agreement (in such form and content as mutually agreed by the parties).

(b)      The Company shall use commercially reasonable efforts to provide data processing, item processing and other processing support to assist Parent in performing all tasks reasonably required to result in a successful conversion of the data, systems, business operations and other files and records of the Company and its Subsidiaries to Parent’s production environment, in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) mutually agreed by the parties, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. In furtherance of the foregoing and subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition, the Company shall:

(i)       reasonably cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii)       use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

(iii)      provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv)      provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v)      give notice of termination, conditioned upon the completion of the Mergers, of the contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or any of its Subsidiaries are bound when directed in writing to do so in advance by Parent.

(c)      The Company shall use commercially reasonable efforts to deliver to Parent, by the Closing Date, fully executed confirmatory invention assignment agreements, on forms reasonably acceptable to Parent, from each of the Company’s and its Subsidiaries’ current and former contractors and employees who have developed material Intellectual Property (including with respect to digital account opening tools) for or on behalf of the Company, other than any contractor or employee whose right, title, and interest in and to such Intellectual Property vested in the Company or its applicable Subsidiary by operation of law (including as a “work made for hire”), presently assigning to the Company or its applicable Subsidiary all of the contractor’s or employee’s (as applicable) right, title and interest in and to such Intellectual Property.

(d)      Parent agrees that all actions taken pursuant to this Section 6.14 shall be taken in a manner intended to minimize disruption to, and Section 6.14 shall not require the Company or any of its Subsidiaries to take any action that will unreasonably interfere with, the customary business activities of the Company and its Subsidiaries.

(e)       Notwithstanding anything to the contrary in this Section 6.14, the Company and its Subsidiaries shall not be required to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party.

6.15     Certain Tax Matters

(a)       Each of Parent and the Company acknowledges and agrees that it intends for U.S. federal income tax purposes that the Merger and the Second Step Merger, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement for purposes of Section 368(a) of the Code as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

(b)      Notwithstanding any other provision in this Agreement or the Company Disclosure Schedule to the contrary, none of the parties shall (and each party shall cause its respective Subsidiaries not to) take or agree to take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to cause the Merger and the Second Step Merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)       Each of the parties shall use reasonable best efforts to obtain (i) the tax opinions referenced in Section 7.3(c) or Section 7.2(c), and (ii) any tax opinion or description of the U.S. federal income tax consequences of the Merger and the Second Step Merger contained or set forth in the Form S-4. In connection with the foregoing, each of the parties shall deliver duly executed certificates (dated as of the necessary date and signed by an officer of Parent or the Company, as applicable) containing such representations and warranties as shall be reasonably satisfactory in form and substance to Parent’s counsel and the Company’s counsel and reasonably necessary or appropriate to enable such counsel to render such opinions (but only to the extent Parent and the Company in good faith believe they are able to make such representations and warranties truthfully). The parties intend to report and, except to the extent otherwise required, shall report, for U.S. federal income tax purposes, the Merger and the Second Step Merger, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)      After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.16     Merger Sub. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement. Until the Effective Time, Parent shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub.

6.17     Change in Structure. Subject to the proviso in the first sentence of Section 8.4, Parent and the Company shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Parent and the Company contemplated by this Agreement if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that unless this Agreement is amended in accordance with Section 8.4, no such change shall (i) alter or change the Exchange Ratio or the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences to shareholders of the Company or the tax treatment of Parent, Merger Sub, the Company or any of their respective Subsidiaries of the transactions contemplated by this Agreement or (iii) impede or delay in any material respect consummation of the transactions contemplated by this Agreement.

6.18     Dividends. After the date of this Agreement, the parties shall coordinate the declaration of any dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.19     Corporate Governance.

(a)      Prior to the Effective Time, the Parent Board shall take all actions necessary to cause four (4) directors of the Company immediately prior to the Effective Time mutually agreed to by Parent and the Company to be appointed to the Parent Board as of the Effective Time (such appointed directors, the “Company Designated Directors”). Parent shall, and shall cause Parent Bank to, take all actions necessary to cause the Board of Directors of Parent Bank, as of the Effective Time, to comprise only the directors on the Parent Board as of the Effective Time, having given effect to the immediately preceding sentence.

(b)      Subject to the requirements of applicable Law, after the closing of the Bank Merger, Parent Bank shall operate Company Bank as a division of Parent Bank within the footprint of Company Bank as at the date of this Agreement under the branding “Tri Counties Bank, a division of First Hawaiian Bank.”

(c)      The Surviving Entity will take all actions necessary to satisfy the Company’s and its Subsidiaries’ obligations set forth on Section 6.19(c) of the Company Disclosure Schedule with respect to community sponsorships and commitments.

6.20     Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand, or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall after the Effective Time take all such necessary action as may be reasonably requested by Parent.

6.21     Restructuring Efforts. If either the Company or Parent shall have failed to obtain the Company Shareholder Approval or the Parent Stockholder Approval at the duly convened Company Special Meeting or Parent Special Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein, it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of Company Common Stock as provided for in this Agreement, in a manner adverse to such party or its shareholders or stockholders, as applicable, and/or resubmit this Agreement and the transactions contemplated hereby, in the case of the Company, or the Parent Share Issuance, in the case of Parent, or as restructured pursuant to this Section 6.21, to its respective shareholders or stockholders, as applicable, for approval.

Article 7
CONDITIONS PRECEDENT

7.1      Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)      Shareholder Approval and Stockholder Approval. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b)      Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c)      Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d)      No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger, the Second Step Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e)      Nasdaq Listing. Parent shall have filed a notification of listing of additional shares in respect of the shares of Parent Common Stock issuable pursuant to this Agreement in accordance with Nasdaq’s rules, and no further action shall be required to authorize the listing of such shares of Parent Common Stock.

7.2      Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)      Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a), and 3.8(b) (in each case after giving effect to the lead-in to Article 3) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(c) (with respect to Company Bank only), 3.2(e) (with respect to Company Bank only), 3.3(a) and 3.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Entity. Parent and Merger Sub shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b)      Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent and Merger Sub shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(c)      Tax Opinion. Parent shall have received an opinion of Sullivan & Cromwell LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the date of the Merger, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the Merger and the Second Step Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to such counsel.

7.3      Conditions to Obligations of Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)      Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a), and 4.8(b) (in each case after giving effect to the lead-in to Article 4) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(c) (with respect to Parent Bank only), 4.2(b), 4.3(a)  and 4.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent or the Surviving Entity. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b)      Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time and the Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(c)      Tax Opinion. The Company shall have received an opinion of Holland & Knight LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the date of the Merger, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the Merger and the Second Step Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to such counsel.

Article 8
TERMINATION AND AMENDMENT

8.1      Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Parent Stockholder Approval or the Company Shareholder Approval:

(a)      by mutual written consent of Parent and the Company;

(b)      by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)       by either Parent or the Company if the Merger shall not have been consummated on or before July 12, 2027 (as it may be extended pursuant to this Section 8.1(c), the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; provided, however, that (i) if the conditions to the Closing set forth in Section 7.1(b) or Section 7.1(d) (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article 7 have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at the Closing (so long as such conditions are capable of being satisfied)), the Termination Date shall be automatically extended for an additional three months to October 12, 2027, and such date, as so extended, shall be the “Termination Date” for all purposes of this Agreement; and (ii) if all the conditions set forth in Article 7 have been satisfied or waived on a date that occurs on or prior to the Termination Date (or, in the case of conditions that by their nature can only be satisfied at the Closing, such conditions are capable of being satisfied), but the Closing would thereafter occur in accordance with Section 1.2 on a date after the Termination Date (such date, the “Specified Date”), then the Termination Date shall automatically be extended to such Specified Date, and the Specified Date shall be the “Termination Date” for all purposes of this Agreement;

(d)      by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)       by the Company prior to such time as the Parent Stockholder Approval is obtained, if (i) Parent or the Parent Board shall have made a Parent Recommendation Change or (ii) Parent or the Parent Board shall have breached its obligations under Section 6.4 or Section 6.9 in any material respect; or

(f)       by Parent prior to such time as the Company Shareholder Approval is obtained, if (i) the Company or the Company Board shall have made a Company Recommendation Change or (ii) the Company or the Company Board shall have breached its obligations under Section 6.4 or 6.9 in any material respect.

8.2      Effect of Termination.

(a)      In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.3(b), this Section 8.2 and Sections 9.1 through 9.9 and Section 9.11 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)

(i)       In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Company Board or senior management of the Company or shall have been made directly to the shareholders of the Company generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Special Meeting) an Acquisition Proposal, in each case with respect to the Company, and (A) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Company Shareholder Approval having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d) as a result of a willful breach by the Company, and (B) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same-day funds, a fee equal to $80,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii)      In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.

(c)

(i)       In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Parent Board or senior management of Parent or shall have been made directly to the stockholders of Parent generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Parent Special Meeting) an Acquisition Proposal, in each case with respect to Parent, and (A) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Parent Stockholder Approval having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by the Company pursuant to Section 8.1(d) as a result of a willful breach by Parent, and (B) prior to the date that is twelve (12) months after the date of such termination, Parent enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay the Company, by wire transfer of same-day funds, the Termination Fee; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii)      In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), then Parent shall pay the Company, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.

(d)      Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.

(e)      Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

8.3      Fees and Expenses. All fees and expenses incurred in connection with the Mergers, this Agreement, and the transactions contemplated by this Agreement (including costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except as otherwise provided in Section 8.2; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by Parent and the Company.

8.4      Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders or stockholders, as applicable, of the Company or Parent; provided, however, that after the receipt of the Parent Stockholder Approval or the Company Shareholder Approval, there may not be, without further approval of such shareholders or stockholders, as applicable, any amendment of this Agreement that requires further approval of such shareholders or stockholders, as applicable, under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5      Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article 9
GENERAL PROVISIONS

9.1      Non-survival of Representations, Warranties and Agreements. This Article 9 and the agreements of the Company, Parent and Merger Sub contained in Section 6.6 and Section 6.7 shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements set forth in this Agreement shall not survive the consummation of the Mergers except for those other obligations, covenants and agreements contained in this Agreement that by their terms apply in whole or in part after the Effective Time.

9.2      Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)      if to Parent and Merger Sub, to:

First Hawaiian, Inc.

999 Bishop St., 29th Floor

Honolulu, Hawaii 96813

Attention:	Robert S. Harrison
Joel E. Rappoport
Email:	rharrison@fhb.com
jrappoport@fhb.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
Attention:	Mitchell S. Eitel
Benjamin I. Fleming
Email:	eitelm@sullcrom.com
flemingb@sullcrom.com

(b)      if to the Company, to:

TriCo Bancshares
63 Constitution Drive
Chico, CA 95973
Attention:	Richard P. Smith
Peter G. Wiese
Gregory A. Gehlmann
Email:	Ricksmith@tcbk.com
PeterWiese@tcbk.com
GregGehlmann@tcbk.com

with a copy (which shall not constitute notice) to:

Holland & Knight LLP
1801 California Street, Suite 5000
Denver, CO 80202
Attention:	Shawn M. Turner
Emily J. Hantverk
Email:	shawn.turner@hklaw.com
emily.hantverk@hklaw.com

9.3      Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the phrase “to the Knowledge of the Company” means the actual knowledge of any of the Company’s officers listed on Section 9.3 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Parent” means the actual knowledge of the Chief Executive Officer and Chief Financial Officer of Parent. As used in this Agreement, “made available” means any document or other information that (i) is included in the virtual data room of a party prior to the date hereof or (ii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. As used in this Agreement, “Person” or “Persons” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Entity or other entity of any kind or nature. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. As used in this Agreement, “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of Delaware, the State of Hawaii or the State of California are authorized or obligated to close. As used in this Agreement, “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with the normal day-to-day customs, practices and procedures of such party. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state Regulatory Agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or Regulatory Agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted. Each of Parent, Merger Sub and the Company is sometimes referred to in this Agreement as a “party” and collectively as the “parties”.

9.4      Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.5      Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.6      Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to its principles of conflicts of Laws (except that matters relating to the fiduciary duties of the Company Board shall be governed by the laws of the State of California). The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding and each party agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.2. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.7      Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8      Publicity. Parent, the Company and Merger Sub agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties hereto. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable Law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 9.8.

9.9      Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the Company, in the case of Parent or Merger Sub, or Parent, in the case of the Company. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.10     Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers), this being in addition to any other remedies to which they are entitled at Law or equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.11     Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST HAWAIIAN, INC.

By:	/s/ Robert S. Harrison
	Name:	Robert S. Harrison
	Title:	Chairman, President & Chief Executive Officer

By:	/s/ Joel E. Rappoport
	Name:	Joel E. Rappoport
	Title:	Executive Vice President, General Counsel and Secretary

HORIZON MERGER SUB, INC.

By:	/s/ Robert S. Harrison
	Name:	Robert S. Harrison
	Title:	President

By:	/s/ Joel E. Rappoport
	Name:	Joel E. Rappoport
	Title:	Secretary

Signatures continue on next page

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TRICO BANCSHARES

By:	/s/ Richard P. Smith
	Name:	Richard P. Smith
	Title:	Chairman, President & Chief Executive Officer

By:	/s/ Gregory A. Gehlmann
	Name:	Gregory A. Gehlmann
	Title:	Assistant Secretary

[Signature Page to Merger Agreement]

Exhibit A

Form of Bank Merger Agreement

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN
FIRST HAWAIIAN BANK
AND

TRI COUNTIES Bank

This Agreement and Plan of Merger (this “Agreement”), dated as of July 12, 2026, is made by and between First Hawaiian Bank, a Hawaii state-chartered non-member bank (“First Hawaiian Bank”), and Tri Counties Bank, a California-chartered non-member bank (“Tri Counties Bank”). Each of First Hawaiian Bank and Tri Counties Bank may be referred to individually as a “Party,” or together as the “Parties.”

WITNESSETH:

WHEREAS, First Hawaiian Bank is a wholly owned subsidiary of First Hawaiian, Inc., a Delaware corporation (“Parent”), and Tri Counties Bank is a wholly owned subsidiary of TriCo Bancshares, a California corporation (the “Company”);

WHEREAS, Parent and the Company, together with Horizon Merger Sub, Inc., a California corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into that certain Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation (the “Surviving Corporation”) and (b) immediately following the Merger and as part of a single integrated transaction, the Surviving Corporation will merge with and into Parent (the “Second Step Merger”, and together with the Merger, the “Mergers”), with Parent continuing as the surviving entity in the Second Step Merger;

WHEREAS, contingent upon the Mergers, on the terms and subject to the conditions contained in this Agreement, the Parties intend to effect the merger of Tri Counties Bank with and into First Hawaiian Bank (the “Bank Merger”) promptly following the Second Step Merger, with First Hawaiian Bank as the surviving bank (the “Surviving Bank”);

WHEREAS, the Boards of Directors of First Hawaiian Bank and Tri Counties Bank have deemed the Bank Merger advisable, and have adopted and approved the execution and delivery of this Agreement and the transactions contemplated hereby; and

WHEREAS, acting by written consent, the sole shareholder of each of First Hawaiian Bank and Tri Counties Bank has approved this Agreement, the Bank Merger and the principal terms thereof.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

Article 1

Bank Merger

Section 1.01    The Merger. Subject to the terms and conditions of this Agreement, at the Bank Merger Effective Time (as defined below), Tri Counties Bank shall be merged with and into First Hawaiian Bank pursuant to the provisions of, and with the effect provided in, applicable law. At the Bank Merger Effective Time, the separate existence of Tri Counties Bank shall cease, and First Hawaiian Bank, as the Surviving Bank, shall continue unaffected and unimpaired by the Bank Merger. The effect of the Bank Merger shall be as prescribed by applicable law. All assets of Tri Counties Bank as they exist at the Bank Merger Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the Parties existing as of the Bank Merger Effective Time.

Section 1.02    Closing. The closing of the Bank Merger will take place by electronic exchange of documents promptly following the Second Step Merger or at such other time and date as specified by Parent, but in no case prior to the Second Step Merger or the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the Party entitled to satisfaction thereof, at such place as is agreed by the Parties.

Section 1.03    Bank Merger Effective Time. Subject to applicable law, the Bank Merger shall become effective as of the date and time specified in the Articles of Merger filed with the Department of Commerce and Consumer Affairs of the State of Hawaii (such date and time being herein referred to as the “Bank Merger Effective Time”).

Section 1.04    Articles of Incorporation and Bylaws of the Surviving Bank. The articles of incorporation and bylaws of First Hawaiian Bank in effect immediately prior to the Bank Merger Effective Time shall be the articles of incorporation and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

Section 1.05    Board of Directors of the Surviving Bank. Effective as of the Bank Merger Effective Time, the members of the Board of Directors of the Surviving Bank shall be the members of the Board of Directors of First Hawaiian Bank immediately prior to the Bank Merger Effective Time, subject to Section 6.19(a) of the Merger Agreement.

Section 1.06    Tax Treatment. It is the intention of the Parties that the Bank Merger be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Section 1.07    Name and Main Office. Following the Bank Merger Effective Time, the name of the Surviving Bank will be “First Hawaiian Bank” and the main office of the Surviving Bank will be 999 Bishop St., 29th Floor, Honolulu, HI 96813.

Article 2

Consideration

Section 2.01    Effect on Tri Counties Bank Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Tri Counties Bank, at the Bank Merger Effective Time, all shares of Tri Counties Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Section 2.02    Effect on First Hawaiian Bank Capital Stock. Each share of First Hawaiian Bank capital stock issued and outstanding immediately prior to the Bank Merger Effective Time shall remain issued and outstanding and unaffected by the Bank Merger and, immediately after the Bank Merger Effective Time, such shares shall constitute all of the issued and outstanding capital stock of the Surviving Bank.

Section 2.03    Dissenters’ Rights. As each of First Hawaiian, in its capacity as the sole shareholder of First Hawaiian Bank, and the Company, in its capacity as the sole shareholder of Tri Counties Bank, has adopted and approved the Bank Merger and this Agreement, no shareholder will be entitled to exercise dissenters’ rights under applicable law in connection with the Bank Merger.

Article 3

COVENANTS

Section 3.01    During the period from the date of this Agreement and continuing until the Bank Merger Effective Time, subject to the provisions of the Merger Agreement, each of the Parties agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Article 4

Conditions Precedent

Section 4.01    The Bank Merger and the respective obligations of each Party to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Bank Merger Effective Time:

(a)     All required federal and state regulatory approvals have been obtained with respect to the Bank Merger, shall in each case remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and all other material approvals and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall remain in full force and effect, and all statutory waiting periods required by law shall have expired or been terminated.

(b)     The Mergers shall have been consummated in accordance with the terms of the Merger Agreement.

(c)     No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Bank Merger.

Article 5

Termination and amendment

Section 5.01    Termination. This Agreement may be terminated at any time prior to the Bank Merger Effective Time by an instrument executed by each of the Parties. Notwithstanding the approval of this Agreement by the sole shareholder of First Hawaiian Bank or the sole shareholder of Tri Counties Bank, this Agreement will terminate automatically prior to the Bank Merger Effective Time upon the termination of the Merger Agreement. In the event of termination of this Agreement as provided in this Section 5.01, this Agreement shall forthwith become void and have no effect.

Section 5.02    Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the Parties.

Article 6

GENERAL PROVISIONS

Section 6.01    Representations and Warranties. Each of the Parties represents and warrants that this Agreement has been duly authorized, executed and delivered by such Party and (assuming due authorization, execution and delivery by the other Party) constitutes a valid and binding obligation of such Party, enforceable against it in accordance with the terms hereof (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies).

Section 6.02    Nonsurvival of Agreements. None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Bank Merger Effective Time.

Section 6.03    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)     if to First Hawaiian Bank, to:

First Hawaiian Bank
999 Bishop St., 29th Floor
Honolulu, Hawaii 96813
Attention:	Robert S. Harrison
Joel E. Rappoport
Email:	rharrison@fhb.com
jrappoport@fhb.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
Attention:	Mitchell S. Eitel
Benjamin I. Fleming
Email:	eitelm@sullcrom.com
flemingb@sullcrom.com

and

(b)      if to Tri Counties Bank, to:

Tri Counties Bank
63 Constitution Drive
Chico, CA 95973
Attention:	Richard P. Smith
Peter G. Wiese
Gregory A. Gehlmann
Email:	Ricksmith@tcbk.com
PeterWiese@tcbk.com
GregGehlmann@tcbk.com

with a copy (which shall not constitute notice) to:

Holland & Knight LLP
1801 California Street, Suite 5000
Denver, CO 80202
Attention:	Shawn M. Turner
Emily J. Hantverk
Email:	shawn.turner@hklaw.com
emily.hantverk@hklaw.com

Section 6.04    Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 6.05    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

Section 6.06    Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, other than the Merger Agreement.

Section 6.07    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii without regard to any applicable conflicts of law principles.

Section 6.08    Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the Parties and any attempted assignment in contravention of this Section 6.08 shall be null and void.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their respective officers thereunto duly authorized as of the date first above written.

FIRST HAWAIIAN BANK

By:	Robert S. Harrison
Title:	Chairman, President & Chief Executive Officer

By:	Joel E. Rappoport
Title:	Executive Vice President, General Counsel and Secretary

TRI COUNTIES BANK

By:	Richard P. Smith
Title:	Chairman, President & Chief Executive Officer

By:	Gregory A. Gehlmann
Title:	Assistant Secretary

[Signature Page to Bank Merger Agreement]

Exhibit B

Form of Voting and Support Agreement

COMPANY VOTING AND SUPPORT AGREEMENT

July 12, 2026

First Hawaiian, Inc.
999 Bishop St., 29th Floor
Honolulu, Hawaii 96813

Ladies and Gentlemen:

As a holder of shares of common stock of TriCo Bancshares, a California corporation (the “Company” and such common stock, the “Company Common Stock”), the undersigned (the “Shareholder”) understands that the Company, First Hawaiian, Inc., a Delaware corporation (“Parent”), and Horizon Merger Sub, Inc., a California corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), are concurrently entering into that certain Agreement and Plan of Reorganization and Merger, dated as of the date of this voting and support agreement (this “Agreement” and, such Agreement and Plan of Reorganization and Merger, as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger (the “Surviving Corporation”), (ii) immediately following the Merger and as part of a single integrated transaction, the Surviving Corporation will merge with and into Parent (the “Second Step Merger” and, together with the Merger, the “Mergers”), with Parent as the surviving entity in the Second Step Merger, (iii) each share of Company Common Stock, excluding Treasury Shares, issued and outstanding immediately prior to the Effective Time (the “Exchanged Shares”) shall be converted into the right to receive a certain number of shares of common stock, par value $0.01 per share, of Parent, to be issued by Parent to each holder of Exchanged Shares at the Effective Time and (iv) promptly following the Second Step Merger, Tri Counties Bank will merge with and into First Hawaiian Bank, with First Hawaiian Bank as the surviving bank, pursuant to the Bank Merger Agreement (the “Bank Merger”). Unless context otherwise requires, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement. The Shareholder and Parent are together referred to in this Agreement as the “Parties” and each, a “Party”.

The Shareholder acknowledges that, as a condition and material inducement to Parent’s willingness to enter into the Merger Agreement, Parent has required that the Shareholder enter into this Agreement and the Shareholder desires to enter into this Agreement pursuant to which, among other things, the Shareholder desires to agree to vote to approve the transactions contemplated by the Merger Agreement, including the Mergers, upon the terms and subject to conditions set forth in this Agreement.

In consideration of the mutual promises contained in this Agreement and in the Merger Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

1.      Subject to paragraph 5, “Shares” means the shares of Company Common Stock that the Shareholder owns of record or beneficially and has the power to vote (excluding any Shares underlying Company RSUs or Company PSUs whether or not such Shares are included as beneficially owned by the Shareholder in the Company’s most recent annual proxy statement, but including any shares of Company Common Stock acquired upon settlement of such Company RSUs or Company PSUs) as of the date of this Agreement. The Shares are owned by the Shareholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Shareholder’s obligations or compliance with the restrictions and obligations under this Agreement. The Shareholder represents and warrants that the Shareholder has the sole (or shared with his or her spouse) power to vote or direct the vote of all of the Shares.

2.      The Shareholder irrevocably and unconditionally hereby agrees that from the date hereof until the Expiration Date (as defined below), at any Company Special Meeting called and at any postponement, recess or adjournment of such Company Special Meeting, and on every action or approval by written consent of the shareholders of the Company, the Shareholder will (x) appear at such Company Special Meeting (or at such postponement, recess or adjournment) or otherwise cause the Shares to be counted as present for the purpose of establishing a quorum, (y) vote, or cause to be voted, the Shares (a) in favor of (i) approval of the Merger Agreement and the transactions contemplated thereby, (ii) any other matter that the Company Board has recommended that the Company’s shareholders vote in favor of and is reasonably necessary to be approved by the shareholders of the Company to facilitate the consummation of the transactions contemplated by the Merger Agreement, including the Mergers, and (iii) the adjournment or postponement of the Company Special Meeting, if (1) as of the time for which the Company Special Meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Special Meeting or (2) on the date of the Company Special Meeting, the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Shareholder Approval, and (b) against (i) any proposal made in opposition to approval of the Merger Agreement or that is otherwise in competition with the Mergers, (ii) any Acquisition Proposal and (iii) any proposal, transaction, agreement, amendment of the Company Articles or the Company Bylaws (except as contemplated by the Merger Agreement) or other action that is intended to or would reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the transactions contemplated by the Merger Agreement. Any vote required to be cast or consent or dissent in writing required to be expressed pursuant to this paragraph 2 shall be cast or expressed in accordance with all applicable procedures so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent solicitation. To the fullest extent permitted under applicable Law, the Shareholder hereby irrevocably waives and agrees not to assert, exercise or perfect, directly or indirectly, any right of appraisal or right to dissent with respect to the Merger Agreement or any of the transactions contemplated by the Merger Agreement that such Shareholder may have with respect to the Shares under applicable Law.

3.      If the Shareholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches any obligations set forth in paragraph 2), Parent shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The Shareholder hereby grants, or agrees to cause the applicable record holder to grant, subject to the penultimate sentence of this paragraph 3, a revocable proxy appointing Parent, Robert Harrison, James Moses and Joel Rappoport, and each of them individually, and any designee of any of them, with full power of substitution and resubstitution, as the Shareholder’s attorney-in-fact and proxy, for and in the Shareholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the circumstance contemplated by the first sentence of this paragraph 3 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Shareholder pursuant to this paragraph 3 is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring the obligations set forth in this Agreement and the Merger Agreement. The power of attorney granted by the Shareholder in this Agreement is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Shareholder. The proxy granted by the Shareholder in this Agreement shall be automatically revoked upon the Expiration Date. The Shareholder hereby revokes any and all previous proxies granted with respect to the Shares.

4.      The Shareholder represents and warrants to Parent as follows:

(a)     The Shareholder has duly and validly executed and delivered this Agreement and has all authority and full legal capacity to enter into this Agreement and to perform fully the Shareholder’s obligations under this Agreement.

(b)     Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement is the Shareholder’s legal, valid and binding agreement and is enforceable against the Shareholder in accordance with its terms, except as may be limited by the Bankruptcy and Equity Exception.

(c)     Neither the execution and delivery of this Agreement by the Shareholder, nor the consummation of the transactions to be consummated by him or her as contemplated hereby, nor compliance by the Shareholder with any of the terms or provisions of this Agreement, will, (i) conflict with or violate any Law applicable to the Shareholder or by which the Shares are bound or affected, (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which the Shareholder is a party or by which the Shareholder or the Shares are bound or affected or (iii) require any consent, approval, authorization, certificate or permit of, or filing with or notification to, any court or arbitrator or any Governmental Entity, except (x) for applicable requirements, if any, of the Exchange Act or (y) where the failure to obtain such consents, approvals, authorizations, certificate or permits, or to make such filings or notifications, would not reasonably be expected to prevent, materially impair, materially delay or adversely affect the performance by the Shareholder of his or her obligations under this Agreement. Except for (i) this Agreement, and (ii) other agreements as would not restrict the performance of the Shareholder’s obligations or compliance with the restrictions and obligations under this Agreement, the Shareholder is not a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. Except for this Agreement or any revocable proxy granted to officers or directors of the Company at the request of the Company Board in connection with the election of directors or other routine matters at any annual or special meeting of the Company’s shareholders, the Shareholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.

(d)     Except for (i) restrictions in favor of Parent pursuant to this Agreement, (ii) other restrictions as would not restrict the performance of the Shareholder’s obligations or compliance with the restrictions and obligations under this Agreement, and (iii) transfer restrictions of general applicability as may be provided under the Securities Act, applicable community property laws and the “blue sky” Laws of the various States of the United States, the Shareholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy (excluding the proxy granted pursuant to paragraph 3 or any revocable proxy granted to officers or directors of the Company at the request of the Company Board in connection with the election of directors or other routine matters at any annual or special meeting of the Company’s shareholders), voting restriction or other Lien and (B) has voting power and power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Shareholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shares, excluding the proxies referenced in the exclusion to the preceding clause (A) or any Shares over which the Shareholder has shared voting power with his or her spouse.

(e)     As of the date hereof, there is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, threatened against the Shareholder that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by Parent of Parent’s rights, powers and privileges under this Agreement or the performance by any Party of its covenants, agreements and obligations under this Agreement.

(f)     The Shareholder understands that Parent is entering into the Merger Agreement in reliance upon, and Parent’s entering into the Merger Agreement is conditioned upon, the Shareholder’s execution, delivery and performance of this Agreement, including the representations and warranties of the Shareholder set forth in this Agreement.

5.      The Shareholder agrees that all representations, terms and conditions of this Agreement will apply to Company Common Stock of which the Shareholder acquires record or beneficial ownership (and the power to vote) after the date of this Agreement and prior to the Expiration Date, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of Shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise (together, the “Additional Shares”). For the avoidance of doubt, all references to “Shares” in this Agreement shall be deemed to include any Additional Shares.

6.      This Agreement and all obligations of the Parties under this Agreement shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the date on which any amendment to the Merger Agreement is executed without the Shareholder’s prior written consent, which (A) diminishes (in any amount) the Merger Consideration to be received by the shareholders of the Company, (B) changes the form of Merger Consideration payable to the shareholders of the Company, or (C) extends the Termination Date, other than pursuant to any extension right expressly provided in the Merger Agreement as in effect on the date hereof, and (d) the effective date of a written agreement duly executed and delivered by Parent and the Shareholder terminating this Agreement (the date and time at which the earlier of clause (a), (b), (c) and (d) occurs being the “Expiration Date”); provided, that (i) this paragraph 6, paragraph 10, paragraph 11, paragraph 12, paragraph 13, paragraph 14, paragraph 15, paragraph 20 and paragraph 21 shall survive any such termination and (ii) such termination shall not relieve any Party of any liability or damages resulting from any willful and intentional breach of this Agreement occurring prior to such termination.

7.      The Shareholder is entering into this Agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing in this Agreement is intended to or shall limit or affect any actions taken by the Shareholder in his or her capacity as a director or officer of the Company, including any actions the Shareholder deems necessary to discharge his or her fiduciary duties with respect to his or her role on the Board of Directors of the Company.

8.      The Shareholder hereby consents to and authorizes the Company and Parent to publish and disclose in any announcement or disclosure in connection with the Merger Agreement, the Mergers, the Bank Merger or the transactions contemplated by the Merger Agreement, including, without limitation, any disclosure required by the SEC and in the Joint Proxy Statement/Prospectus and the Form S-4, such Shareholder’s identity and ownership of Shares and such Shareholder’s obligations under this Agreement (the “Shareholder Information”), consents to the filing of this Agreement to the extent required by applicable Law to be filed with the SEC or any regulatory authority relating to the Merger, and agrees to cooperate with Parent in connection with such filings, including providing Shareholder Information reasonably requested by Parent; provided, that prior to any such announcement or disclosure, Parent shall use commercially reasonable efforts to provide the Shareholder (through the Company or its outside counsel, Holland & Knight LLP) with the opportunity to review and comment on any references to the Shareholder individually or the shareholders who have entered into this Agreement or substantially similar voting and support agreements generally, in each case in such announcement or disclosure and consider such comments in good faith. As promptly as practicable, the Shareholder hereby agrees that such Shareholder shall notify Parent of any required corrections with respect to any Shareholder Information supplied by such Shareholder, if and to the extent such Shareholder becomes aware that any such Shareholder Information shall have become false or misleading in any material respect.

9.      The Shareholder agrees, without further consideration, to (a) execute and deliver such additional documents and to take such further actions as are reasonably necessary or reasonably requested by Parent to confirm and assure the rights and obligations set forth in this Agreement and (b) until the Expiration Date, not knowingly take any action that would make any representation or warranty of the Shareholder contained in this Agreement untrue or incorrect in any material respect or have the effect of preventing, impairing, delaying or adversely affecting in any material respect the performance by the Shareholder of his or her obligations under this Agreement.

10.     The Shareholder agrees not to voluntarily commence, join in, knowingly facilitate, knowingly assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, Merger Sub, the Surviving Entity, First Hawaiian Bank or any of their respective successors, directors, officers or Subsidiaries, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement or the Bank Merger Agreement or (b) alleging a breach of any fiduciary duty of the Company Board or any member thereof in connection with the evaluation, negotiation or entry into the Merger Agreement.

11.     This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to its principles of conflicts of Laws (except that matters relating to the fiduciary duties of the Shareholder with respect to his or her role on the Board of Directors of the Company shall be governed by the Laws of the State of California). Subject to paragraph 14, each Party agrees to bring any suit, action or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware, and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, irrevocably submits to the jurisdiction of any such court. Each Party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with paragraph 12.

12.     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 12.

13.     All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) (a) if to the Shareholder, to the address or email address, as applicable, set forth on the Shareholder’s signature page to this Agreement and (b) if to Parent, in accordance with Section 9.2(a) of the Merger Agreement (or at such other address or email address for a Party as shall be specified by like notice).

14.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention of this paragraph 14 shall be null and void.

15.     The Shareholder recognizes and acknowledges that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. The Shareholder accordingly agrees that Parent shall be entitled to specific performance of the terms hereof including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, this being in addition to any other remedies to which Parent is entitled at Law or equity. The Shareholder hereby further waives (a) any defense in any action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

16.     The effectiveness of this Agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties to the Merger Agreement, which shall occur concurrently with the execution and delivery of this Agreement.

17.     The Shareholder agrees that, from the date hereof until the earlier to occur of (i) the receipt of the Company Shareholder Approval and (ii) the Expiration Date (the date and time at which the earlier of clause (i) and (ii) occurs, the “Transfer Restriction End Date”), the Shareholder shall not without Parent’s prior written consent, directly or indirectly, (a) sell, offer to sell, give, convey, pledge, encumber, hypothecate, assign, tender, exchange, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shares, (b) enter into any contract, option, call or other arrangement or undertaking, whether or not in writing, with respect to the sale, conveyance, assignment, transfer, exchange, pledge, hypothecation or other encumbrance or disposition, or limitation on the voting rights, of any Shares (or any right, title or interest therein), (c) deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Shares, (d) otherwise grant, permit or suffer the creation of any liens on any Shares (other than applicable restrictions on transfer under U.S. state or federal securities or “blue sky” Laws), (e) enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, the economic consequence of ownership of the Shares or interest in the Shares, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise or (f) commit or agree to take any of the foregoing actions (any action described in (a) through (f), a “Transfer”); provided, that the foregoing shall not prohibit the Shareholder from (a) Transferring any Shares (y) for estate and tax planning or philanthropic purposes so long as the transferee, prior to the effectiveness of the Transfer, agrees in a signed writing to be bound by and comply with the provisions of this Agreement or (z) upon the death of such Shareholder to his or her descendant, heir, executor, administrator, testamentary trustee, lifetime trustee or legatee, (b) disposing of or surrendering Shares to the Company in connection with the vesting, settlement or exercise of Company Equity Awards for the payment of taxes thereon or (c) granting any revocable proxy to officers or directors of the Company at the request of the Company Board in connection with the election of directors or other routine matters at any annual or special meeting of the Company’s shareholders. Any Transfer in violation of this provision shall be null and void. If any involuntary Transfer of any Shares occurs prior to the Transfer Restriction End Date, the transferee (and all transferees and subsequent transferees of such transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Expiration Date.

18.     Nothing in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting or disposition of any of the Shares, except as otherwise expressly provided in this Agreement.

19.     Any provision of this Agreement may be (a) waived in whole or in part in writing by the Party benefited by the provision or by both Parties or (b) amended or modified at any time by an agreement in writing between the Parties executed in the same manner as this Agreement.

20.     The Merger Agreement and this Agreement (including the documents and instruments referred to in this Agreement) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

21.     If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state Regulatory Agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or Regulatory Agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

22.     Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.

Very truly yours,

Name:

Email:

Address:

[Signature Page to Company Voting and Support Agreement]

Accepted and agreed as of the date set forth above.

FIRST HAWAIIAN, INC.

By:
	Name:	Robert S. Harrison
	Title:	Chairman, President & Chief Executive Officer

[Signature Page to Company Voting and Support Agreement]